Exhibit 99.1

Notice of Annual and Special Meeting

of Shareholders

and

Management Information Circular

of

FirstService Corporation

Wednesday, April 1, 2026

at 11:00 a.m. (Toronto time)

Virtual Meeting via Live Webcast

https://meetings.lumiconnect.com/400-837-191-714

This Notice, Management Information Circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters they refer to, please consult your professional advisors.

FIRSTSERVICE CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

•	Details of the matters to be voted upon at the annual and special meeting (the “Meeting”) of shareholders of FirstService Corporation (“FirstService”); and
•	How to exercise your vote even if you are unable to virtually attend the Meeting.

THIS BOOKLET CONTAINS:

•	The notice of annual and special meeting of shareholders (the “Notice of Meeting”);
•	A management information circular (the “Circular”); and
•	A form of proxy (a “Form of Proxy”) that registered shareholders may use to vote their shares without virtually attending the Meeting.

The Circular and Form of Proxy are furnished in connection with the solicitation of proxies by or on behalf of management of FirstService for use at the Meeting to be held on Wednesday, April 1, 2026, at 11:00 a.m. (Toronto time).

At the Meeting, management will report on FirstService’s performance for the year ended December 31, 2025 and FirstService’s plans for the coming year. The Meeting will deal with, among other things, the usual matters of governance, including the presentation of financial results, the election of directors, the appointment of auditors and a non-binding advisory resolution on FirstService’s approach to executive compensation, as well as a resolution approving an amendment to the FirstService stock option plan to increase the maximum number of common shares reserved for issuance pursuant to the exercise of stock options granted thereunder and inserting an annual limit of grants of stock options to non-employee directors of FirstService. Your presence, or at least your vote if you are unable to attend virtually, is important.

REGISTERED SHAREHOLDERS

A Form of Proxy is enclosed that may be used to vote your shares if you are unable or elect not to attend the Meeting virtually. Instructions on how to vote using this Form of Proxy are found in the Circular.

NON-REGISTERED SHAREHOLDERS

If your shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”), you must carefully follow the instructions provided by your Intermediary with this booklet.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by FirstService is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of FirstService Corporation (“FirstService”) will be held on Wednesday, April 1, 2026, at 11:00 a.m. (Toronto time), in a virtually-only format via live webcast at https://meetings.lumiconnect.com/400-837-191-714 for the following purposes:

1.	to receive the audited consolidated financial statements of FirstService for the year ended December 31, 2025 and the report of the auditors’ thereon;
2.	to elect the directors of FirstService for the ensuing year;
3.	to appoint PricewaterhouseCoopers LLP as independent auditors of FirstService and to authorize the directors to fix their remuneration;
4.	to consider and, if deemed advisable, to pass an ordinary resolution approving an amendment to the FirstService stock option plan to increase the maximum number of common shares reserved for issuance pursuant to the exercise of stock options granted thereunder and inserting an annual limit of grants of stock options to non-employee directors of FirstService, all as more particularly set forth and described in the management information circular (the “Circular”) accompanying this notice;
5.	to consider and, if deemed advisable, pass a non-binding advisory resolution on FirstService’s approach to executive compensation; and
6.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The board of directors of FirstService has fixed the close of business on Friday, February 27, 2026 as the record date for determining shareholders of record who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or at any adjournment(s) or postponement(s) thereof.

FirstService will be holding the Meeting virtually. Registered shareholders and duly appointed proxyholders will have the opportunity to attend the Meeting online, submit questions, and vote in real time through a web-based platform instead of attending the Meeting in person. Non-registered shareholders who have not appointed themselves as proxyholder will be able to attend the Meeting as guests, but will not be able to vote or ask questions. Shareholders will not be able to attend the Meeting in person. FirstService encourages all shareholders to vote in advance of the Meeting by proxy. Please see the section entitled “Virtual Meeting” in the Circular for detailed instructions on how to attend and participate at the Meeting.

In order to attend the Meeting virtually, shareholders are required to log in to https://meetings.lumiconnect.com/400-837-191-714 prior to the start of the Meeting. Once logged in, registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will click “I have a login” and then enter their TSX control number and the password “firstservice2026” (case sensitive). A registered shareholder’s TSX control number is located on their form of proxy. Proxyholders who have been duly appointed and registered with TSX Trust Company as described in the Circular will receive a TSX control number by email from TSX Trust Company.

If you are a registered shareholder and are unable or elect not to attend the Meeting virtually, please complete, sign, date and return the enclosed form of proxy to TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1, or by facsimile to 416-595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

-ii-

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Further information with respect to voting by proxy is included in the accompanying Circular.

DATED at Toronto, Ontario this 13th day of February, 2026.

By Order of the Board of Directors

ABEL ESCOBAR
Senior Vice President, Compliance and Risk
Management, and Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

April 1, 2026

GENERAL PROXY MATTERS

Introduction

This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management (“Management”) of FirstService Corporation (“FirstService”) and its board of directors (the “Board”) for use at the annual and special meeting of shareholders of FirstService (the “Meeting”) to be held virtually at the time and for the purposes set forth in the accompanying notice of Meeting (the “Notice of Meeting”), and at any adjournment(s) or postponement(s) thereof. This Circular’s purpose is to:

•	explain how you, as a shareholder of FirstService, can vote at the Meeting, either virtually or by appointing someone else to vote on your behalf;

•	request that you authorize the Chair of the Board (or his alternate) to vote on your behalf in accordance with your instructions set out on the accompanying form of proxy;

•	inform you about the business to be conducted at the Meeting, including the election of directors of FirstService, the appointment of independent auditors of FirstService for the coming year and a non-binding advisory resolution on FirstService’s approach to executive compensation, as well as a resolution approving an amendment to the FirstService stock option plan to increase the maximum number of common shares reserved for issuance pursuant to the exercise of stock options granted thereunder and inserting an annual limit of grants of stock options to non-employee directors of FirstService; and

•	give you some important background information to assist you in deciding how to vote.

FirstService provides detailed information on its business and financial results on its website located at www.firstservice.com. FirstService’s news releases and other prescribed documents are required to be filed on the electronic database maintained by the Canadian Securities Administrators (known as SEDAR+) located at www.sedarplus.ca and by the U.S. Securities and Exchange Commission (the “SEC”) (known as EDGAR) located at www.sec.gov. A copy of this Circular is available on SEDAR+ and EDGAR.

Unless otherwise specifically stated, all information set forth herein is given as at February 13, 2026. In this Circular, references to “$”, “C$” and “Canadian dollars” are to the lawful currency of Canada and references to “US$” and “United States dollars” are to the lawful currency of the United States of America. All dollar amounts herein are in Canadian dollars, unless otherwise stated. The address of the registered office of FirstService is 1255 Bay Street, Suite 600, Toronto, Ontario M5R 2A9.

Virtual Meeting

The Meeting is being held in a virtual-only format. The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person.

Registered shareholders and duly appointed proxyholders, including non-registered holders who have duly appointed themselves as their proxy, who participate in the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time. Guests who are not shareholders, registered shareholders or non-registered shareholders who have not duly appointed themselves as their proxies may also attend the Meeting but will not be able to vote or ask questions at the Meeting. To participate:

Step 1: Log in online at https://meetings.lumiconnect.com/400-837-191-714; and

Step 2: Follow the instructions below:

Registered shareholders: Click “I have a login” and then enter your TSX control number and the password “firstservice2026” (case sensitive). Your TSX control number is located on your form of proxy.

Duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder): Click “I have a login” and then enter your TSX control number and the password “firstservice2026” (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust Company as described in this Circular under “Appointment of Proxyholder” will receive a TSX control number by email from TSX Trust Company.

Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder: Click “I am a guest” and then complete the online form.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to stay connected for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures. For additional information about attending the Meeting, visit https://support.lumiglobal.com/knowledge/virtual to view answers to frequently asked questions. In the event of difficulties accessing the Meeting online, review the Support section below the login form, and reach out to Lumi directly at support-ca@lumiglobal.com if further assistance is required. Shareholders unable to attend the Meeting virtually will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on FirstService’s website.

It is recommended that shareholders and proxyholders submit their questions as soon as possible during the Meeting so they can be addressed at the right time. Only registered shareholders and duly appointed proxyholders may ask questions during the question period.

The Chair of the Meeting and/or other members of management present at the Meeting will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed by the Chair of the Meeting and other members of management at the end of the Meeting during the question period.

So that as many questions as possible are answered, registered shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related will be grouped, summarized and answered together.

All shareholder questions are welcome. However, FirstService does not intend to address questions that:

•	are irrelevant to FirstService or to the business of the Meeting;
•	are related to non-public information;
•	are derogatory or otherwise offensive;
•	are repetitive or have already been asked by other shareholders;
•	are in furtherance of a shareholders personal or business interests; or
•	are out of order or not otherwise appropriate as determined by the Chair or Secretary of the Meeting in their reasonable judgment.

For any questions asked but not answered during the Meeting, a member of FirstService’s management will contact such shareholder to respond to its question to the extent the shareholder has provided its email address when submitting its question.

In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action as the Chair determines is appropriate considering the circumstances.

Solicitation of Proxies

The form of proxy accompanying this Circular is being solicited on behalf of Management in connection with the Meeting. The solicitation of proxies will be primarily by mail, but some proxies may be solicited by newspaper publication, personal interviews, email, telephone or electronic communication by directors, officers or employees (or representatives thereof) of FirstService, who will not be specifically compensated therefor, or agents of FirstService who will be specifically compensated therefor. All costs of the solicitation will be borne, directly or indirectly, by FirstService. As of the date hereof, no agent of FirstService has been engaged to solicit proxies.

Management does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer this Circular and related Meeting materials, and in the case of an objecting beneficial owner, the objecting beneficial owner will not receive these materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

Information for Registered Shareholders

A registered holder may vote in any of the ways set out below:

Virtually at the Meeting: A registered shareholder who wishes to vote virtually at the Meeting should not complete or return the form of proxy included with this Circular, and instead will have their votes taken virtually at the Meeting. The control number and meeting password located on the form of proxy or in the email notification you received is required to log into the Meeting.

Voting by Internet: A registered shareholder may submit his or her proxy over the internet by going to www.voteproxyonline.com and following the instructions. Such shareholder will require a 12-digit control number (located on the front of the form of proxy) to identify himself or herself to the system.

Voting by Facsimile: 416-595-9593 (send all pages of their completed and signed form of proxy).

Voting by Mail: Complete, sign, date and return the form of proxy to TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1.

Information for Non-Registered Shareholders

Holders of Shares who are Non-Registered Shareholders

Subject to applicable laws, the only shareholders entitled to vote at the Meeting are those whose names have been entered into FirstService’s register as holders of common shares (each, a “Registered Shareholder”). However, the shares of the majority of FirstService’s shareholders are not held in their own name, but rather are registered in the name of nominee accounts (the “Non-Registered Shareholders”), usually The Canadian Depository for Securities Limited (“CDS”). CDS acts as clearing agent for brokers and other intermediaries (the “Intermediaries”) who, in turn, act on behalf of the holders of FirstService shares.

As a result, Non-Registered Shareholders can only exercise their rights as beneficial owners of voting shares through CDS or a participant in the CDS depository service. This means that in order for Non-Registered Shareholders to exercise their rights to vote their shares at the Meeting, they must provide voting instructions to the Registered Shareholder.

If Non-Registered Shareholders wish to vote their shares, they must carefully review and follow the voting instructions provided by their Intermediary.

Delivery of Voting Instructions by Non-Registered Shareholders

Applicable regulatory policies require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure their FirstService’s shares are voted at the Meeting. Generally, Non-Registered Shareholders who receive meeting materials will be given either:

(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of FirstService’s shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)	a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In many cases, the completion of the voting instruction form by telephone, the internet or facsimile is permitted.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the FirstService shares that they beneficially own. These procedures do not permit a Non-Registered Shareholder to vote FirstService shares virtually at the Meeting.

Voting at the Meeting by Non-Registered Shareholders

A Non-Registered Shareholder who receives a form of proxy or a voting instruction form and wishes to vote at the Meeting virtually should, in the case of a form of proxy, strike out the names of the persons designated in the form of proxy and insert the Non-Registered Shareholder’s name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Appointment of Proxyholder

The individuals specified as proxyholders in the enclosed form of proxy are representatives of Management and are directors and/or officers of FirstService. A shareholder may, by properly marking, executing and depositing the accompanying form of proxy, appoint as proxyholder the individuals named in the accompanying form of proxy, or some other individual or entity, who need not be a shareholder. This latter right may be exercised by striking out the names of the designated individuals and inserting the name of such other proxyholder in the blank space provided in the enclosed form of proxy or by completing another proxy in proper form. The proxyholder may virtually attend and act for the shareholder at the Meeting and any adjournment(s) or postponement(s) thereof.

If you wish to vote at the Meeting, or have a third-party virtually attend and vote on your behalf, you MUST submit your form of proxy or voting instruction form, appointing that third-party proxyholder AND you must also register such proxyholder with FirstService’s transfer agent, TSX Trust Company, after submitting your form of proxy or voting instruction form. Registering your third-party proxyholder with TSX Trust Company is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Meeting and, consequently, only being able to virtually attend the Meeting as a guest.

Step 1: Submit your form of proxy: To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy and follow the instructions for submitting your form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

Step 2: Register your proxyholder: To register a third-party proxyholder, Shareholders must email tsxtrustproxyvoting@tmx.com, and complete the “Request for Control Number” form at https://tsxtrust.com/resource/en/75 by 11:00 a.m. (Toronto time) on Monday, March 30, 2026 or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned or postponed Meeting, and provide FirstService’s transfer agent, TSX Trust Company, with the required proxyholder contact information. TSX Trust Company will then provide the proxyholder with a control number by email after the proxy voting deadline has passed. This control number is required for the purpose of logging into the Meeting.

Make sure that the person you appoint is aware that he or she has been appointed and virtually attends the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving a control number to participate in the Meeting. Without a control number, your proxyholder will not be able to ask questions or vote at the Meeting.

If you are a Non-Registered Shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to TSX Trust Company and complete the “Request for Control Number” as described above. Requests for registration from Non-Registered Shareholders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third-party as their proxyholder must be sent by email or by courier to: TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1, Attention: Proxy Department and must be labeled “Legal Proxy” and received no later than the voting deadline of 11:00 a.m. (Toronto time) on Monday, March 30, 2026, or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned or postponed Meeting.

Execution and Deposit of Proxy

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the shareholder. If a shareholder is a corporation or other form of entity, the form of proxy must be executed by a duly authorized attorney or officer of the corporation or other form of entity. Where a form of proxy is executed by an attorney or officer of a corporation or other form of entity, the authorizing documents (or notarized copies thereof) may be requested to accompany the form of proxy. To be valid, an executed form of proxy must be received at the offices of TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, Canada M5H 4H1, if sent by facsimile, to 416-595-9593, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, not later than 11:00 a.m. (Toronto time) on Monday, March 30, 2026 or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned or postponed Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

Manner Proxies Will Be Voted

The FirstService shares represented by the accompanying form of proxy will be voted (for or against) or withheld from voting, as the case may be, on any ballot that may be called for at the Meeting and, subject to the provisions of the Business Corporations Act (Ontario) (“OBCA”), where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. If a shareholder does NOT specify how to vote on a particular matter, the proxyholder is entitled to vote the FirstService shares as he or she sees fit. Please note that if a completed form of proxy does not specify how to vote on any particular matter, and if a shareholder has authorized either of the individuals named therein to act as proxyholder (by leaving the line for the proxyholder’s name blank on the form of proxy), your FirstService shares will be voted at the Meeting as follows:

•	FOR the election of the eight nominees to the board of directors of FirstService, those nominees being the current eight directors of FirstService;
•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, as independent auditors of FirstService and to authorize the board of directors of FirstService to fix the auditors’ remuneration;
•	FOR approving the amendment to the FirstService stock option plan to increase the maximum number of common shares reserved for issuance pursuant to the exercise of stock options granted thereunder and inserting an annual limit of grants of stock options to non-employee directors of FirstService; and
•	FOR the approval of the non-binding advisory resolution on FirstService’s approach to executive compensation.

For more information on these matters, please see the section entitled “Business of the Meeting” below. If any other matters properly arise at the Meeting that are not described in the Notice of Meeting, or if any amendments are proposed to the matters described in the Notice of Meeting, a proxyholder is entitled to vote the FirstService shares as he or she sees fit. The Notice of Meeting sets out all the matters to be determined at the Meeting that are known to Management as of February 13, 2026.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder virtually attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of FirstService at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. If such written instrument is deposited with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

If you are using a TSX Trust Company control number to log into the Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Meeting. You may also choose to enter the Meeting as a guest.

Quorum

The by-laws of FirstService provide that a quorum for the Meeting is two or more individuals holding, or representing by proxy, not less than 5% of the votes attached to all outstanding shares of FirstService entitled to be voted at the Meeting. In the event that such quorum is not present at the appointed place on the date for which the Meeting is called within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will stand adjourned to such day being not less than 10 days later and to such place and at such time as may be determined by the chair of the Meeting. If at such adjourned Meeting a quorum is not present, the shareholders present either personally or represented by proxy will constitute a quorum and any business which could have been brought before or dealt with at the original Meeting in accordance with the Notice of Meeting may be brought before or dealt with at such adjourned Meeting. A quorum need not be present throughout the Meeting provided that a quorum is present at the opening of the Meeting.

Voting Results

Voting results of the Meeting will be filed on SEDAR+ at www.sedarplus.ca following the Meeting. Voting results on each of the matters voted on at FirstService’s annual meeting of shareholders held on April 2, 2025 (together with the preceding year) are as follows:

Brief Description of Matter Voted Upon	Outcome of the Vote(1)
	2025		2024
	Approved	For	Approved	For
Appointment of PricewaterhouseCoopers LLP as the independent auditors of FirstService and authorizing the directors of FirstService to fix their remuneration	Yes	99.03%	Yes	99.18%
The election of each of the following nominees as members of the Board:
Yousry Bissada	Yes	98.81%	Yes	97.80%
Elizabeth Carducci	Yes	98.81%	Yes	97.73%
Steve H. Grimshaw	Yes	92.80%	Yes	93.83%
Jay S. Hennick	Yes	89.26%	Yes	92.14%
D. Scott Patterson	Yes	98.20%	Yes	98.72%
Frederick F. Reichheld	Yes	97.68%	Yes	98.36%
Joan Eloise Sproul	Yes	98.50%	Yes	98.01%
Erin J. Wallace	Yes	93.94%	Yes	95.42%
Non-binding advisory resolution on FirstService’s approach to executive compensation	Yes	92.36%	Yes	91.74%
___________
Note:
(1)	The number of votes disclosed reflects proxies received by management in advance of the meeting and votes made on each ballot at the meeting.

Authorized Capital, Outstanding Shares and Principal Holders of Shares

The authorized capital of FirstService consists of an unlimited number of common shares (the “Common Shares”). The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of FirstService. As at February 13, 2026, FirstService had outstanding 45,961,761 Common Shares. Only those holders of outstanding Common Shares of record at the close of business on February 27, 2026 (the “Record Date”) are entitled to vote their Common Shares at the Meeting or any adjournment(s) thereof. The Record Date was fixed by the Board.

Voting at the Meeting will be by way of online ballot submitted via the virtual meeting provider platform at https://meetings.lumiconnect.com/400-837-191-714. Each shareholder will be entitled to vote with respect to such number of Common Shares shown as registered in his, her or its name on the list of shareholders as of the Record Date prepared by FirstService, which list is available for inspection by shareholders at the Meeting or, after the 10th day following the Record Date, during usual business hours at the registered office of FirstService or the office of the registrar and transfer agent of the Common Shares.

As at February 13, 2026, to the knowledge of the directors and executive officers of FirstService, no persons beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Common Shares.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of FirstService. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines (collectively, the “Corporate Governance Rules”), FirstService is required to disclose information relating to its corporate governance practices, which disclosure is set out herein. FirstService is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. FirstService believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices. In light of the foregoing, the Board believes FirstService’s corporate governance practices can and should evolve over time. The Board will continue to follow market or regulatory initiatives, remain open to discussions with its shareholders and to consider potential corporate governance changes and refinements when and as appropriate.

In addition, FirstService believes that director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, the Board has adopted a Code of Ethics and Conduct, which code applies to all directors, officers and employees of FirstService and its subsidiaries, and a Financial Management Code of Ethics and Conduct, which code applies to officers, senior management and senior financial and accounting personnel of FirstService and its subsidiaries. The Code of Ethics and Conduct and the Financial Management Code of Ethics and Conduct can each be viewed on FirstService’s website (www.firstservice.com). Any deviations from the Code of Ethics and Conduct are required to be reported to an employee’s supervisor and, if appropriate, FirstService’s Chief Financial Officer (the “CFO”) and the Board. Any deviations from the Financial Management Code of Ethics and Conduct are required to be reported to FirstService’s Senior Vice President, Compliance and Risk Management, and Corporate Secretary, the Chief Executive Officer (the “CEO”) and/or the Chair of the Audit Committee of the Board (the “Audit Committee”). Furthermore, FirstService maintains an ethics hotline, FirstLine, and an ethics hotline policy in which any director, officer and employee of FirstService or its subsidiaries has a responsibility to report any activity or suspected activity of which he or she may have knowledge relating to the integrity of FirstService’s financial reporting or which otherwise might be considered sensitive in preserving FirstService’s reputation. All reports made to the ethics hotline are reviewed by the Audit Committee.

With respect to the United States, FirstService is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of The NASDAQ Global Select Market (“NASDAQ”), in each case, as applicable to foreign private issuers like FirstService. Most of the NASDAQ corporate governance standards are not mandatory for FirstService as a foreign private issuer, but FirstService is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. issuers listed on NASDAQ under NASDAQ corporate governance standards. Except as may be summarized on FirstService’s website, www.firstservice.com, FirstService is in compliance with the NASDAQ corporate governance standards.

Board Composition

The Board is currently comprised of eight members, all of which were elected at FirstService’s annual meeting of shareholders held in 2025. A majority of the Board is comprised of independent directors. Seven of the current eight members of the Board (or 87.5%), being Yousry Bissada, Elizabeth Carducci, Steve H. Grimshaw, Jay S. Hennick, Frederick F. Reichheld, Joan Eloise Sproul and Erin J. Wallace, are considered by the Board to be independent directors within the meaning of the Corporate Governance Rules as each has “no direct or indirect material relationship” with FirstService. D. Scott Patterson, the other Board member, is not an independent director within the meaning of the Corporate Governance Rules. Mr. Patterson is the Chief Executive Officer of FirstService. In deciding whether a particular director is or is not an independent director, the Board examined the factual circumstances of each director and considered them in the context of many factors. The eight nominees for election to the Board at the Meeting are current members of the Board.

Majority Voting Policy

The Board has adopted a majority voting policy for the election of directors. See “Business of the Meeting – Election of Directors”.

Policy on Directors’ Tenure and Priorities

The Board has adopted a policy relating to a director’s tenure and priorities. Under this policy, upon a FirstService director reaching the age of 75, and on each anniversary thereafter for so long as such individual continues to serve as a director, such director must tender his or her written resignation from the Board to the Nominating and Corporate Governance Committee (the “Governance Committee”). The Governance Committee will, within 30 days, consider the resignation offer and will recommend to the Board whether or not to accept it. The Board will thereafter act on the Governance Committee’s recommendation within 30 days. If a resignation is accepted, it will be effective either: (i) prior to the commencement of the next annual meeting of FirstService’s shareholders at which directors are to be elected; or (ii) upon acceptance of such offer of resignation by the Board, as determined by the Board. The foregoing applies to all current and future directors of FirstService. In addition, this policy provides that upon initially becoming a director of FirstService, and at each annual Board meeting occurring immediately prior to the annual meeting of FirstService’s shareholders at which directors are to be elected, each director will represent to the Board that membership on the Board and the carrying out of such director’s Board and committee duties is one of such director’s “top three” priorities and that such director’s personal or professional circumstances do not adversely affect such director’s ability to effectively serve as a director of FirstService.

Board Chair

The Board recognizes the importance of independent leadership on the Board, as evidenced by its designation of Jay S. Hennick, an independent director, as Chair of the Board. As Chair of the Board, Mr. Hennick provides leadership to directors in discharging their mandate, including by leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time, promoting cohesiveness among the directors and being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The Chair of the Board is responsible for taking all reasonable measures to ensure that the Board fully executes its responsibilities. The Board has adopted a formal position description for the Chair of the Board, which position description provides, among other things, that the Chair will: (i) ensure that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of FirstService; (ii) arrange for an appropriate information package to be provided on a timely basis to each director in advance of a Board meeting and monitoring the adequacy of materials provided to the directors in connection with the Board’s deliberations; (iii) ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately, without non-independent directors and management personnel present; and (iv) in conjunction with the relevant committee of the Board (and its Chair), review and assess the directors’ meeting attendance records and the effectiveness and performance of the Board, its committees (and their Chairs) and individual directors. The position description for the Chair also provides that, in the event the Chairman is not independent, the Board appoint an independent Lead Director to carry out the responsibilities set out in the position description of the Lead Director. As Mr. Hennick is an independent director, the Board is no longer required to appoint a Lead Director.

Board Mandate

The Board has adopted a written Board mandate, which mandate provides that the Board is responsible for the stewardship of FirstService and requires the Board to oversee the conduct of the business and affairs of FirstService (both directly and through committees) and approve FirstService’s goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of FirstService’s business. The Board mandate is annexed hereto as Appendix A and can also be viewed on FirstService’s website (www.firstservice.com). The Board mandate further provides that all members of the Board have suitable experience, characteristics/traits and skills given the nature of FirstService and its businesses, and directors are expected to commit the time and resources necessary to properly carry out their duties. Members of the Board are also required to carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of FirstService and are expected to conduct themselves according to the highest standards of personal and professional integrity. If an actual or potential conflict of interest arises, a director must promptly inform the Chair of the Board and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign.

The Board mandate also provides that the Board meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas are developed in consultation with the Chair of the Board. Board members may propose agenda items through communication with the Chair of the Board. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. Independent directors are required to have the opportunity to meet at appropriate times without management present at all Board meetings. The Chair of the Board is responsible for presiding over meetings of the independent directors.

The Board mandate further provides that the Board is responsible for the following specific matters: reviewing and approving management’s strategic plans; reviewing and approving FirstService’s financial objectives, business plans and budgets; monitoring corporate performance against the strategic plans and budgets; management succession planning; assessing its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors; ensuring the integrity of FirstService’s internal control system and management information systems; developing FirstService’s approach to corporate governance; and satisfying itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders.

The Board mandate also provides that the Board oversees and monitors FirstService’s policies and practices related to its environmental, social and governance program. See “Environmental, Social and Governance”.

Board Diversity

Three (or 37.5%) of the eight members of the Board are women. While FirstService has not adopted a written policy relating to the identification and nomination of women directors, it has adopted a target regarding women on its Board and has developed a set of principles and practices regarding diversity and inclusion of women on its Board as set out below.

FirstService believes in diversity and values the benefit that diversity can bring to its Board. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think and ensures that FirstService has the opportunity to benefit from all available talent. FirstService seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds. FirstService believes that the skills and backgrounds collectively represented on the Board should reflect the diverse nature of the business environment in which FirstService operates.

FirstService is committed to a merit based system for Board composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or election to the Board, FirstService will consider candidates on merit against objective criteria having regard to the benefit of diversity and the needs of the Board.

In furtherance of Board diversity, FirstService aspired to and has attained, and hereafter intends to maintain, a Board composition in which at least one-third of the Board members are women. The proportion of women on the Board is currently 37.5% and will, at the completion of the Meeting, remain at 37.5%. FirstService has a number of measures in place that are intended to further improve Board diversity over time. For example, the Chair of the Governance Committee conducts an annual or biennial collective Board evaluation and peer review, which not only enhances the quality of the composition of the Board members, but are also an effective way to optimize Board renewal and encourage diversity, including gender diversity, and to identify where and how diversity improvements can be made. See “Board Evaluation and Peer Review” below. Moreover, a disciplined approach to Board renewal remains the most fundamental condition for refreshing Board composition and creating an opportunity to increase the diversity of the Board members. To this end, the Board has adopted a policy which provides an age limit to a director’s tenure. See “Board Composition – Policy on Director’s Tenure and Priorities” above.

FirstService will periodically assess the expertise, experience, skills and backgrounds of its directors in light of the needs of the Board, including the extent to which the current composition of the Board reflects a diverse mix of knowledge, experience, skills and backgrounds (which incorporates an appropriate number of women directors). Any search firm engaged to assist the Board or the Governance Committee in identifying candidates for appointment to the Board will be specifically directed to include diverse candidates generally, and women candidates in particular. The Board or the Governance Committee will annually assess its progress in promoting a diverse Board.

Cybersecurity Risks

The Board has general oversight of risks relating to cybersecurity events involving FirstService and its subsidiaries, with the Audit Committee responsible for reviewing and responding to any cybersecurity events involving FirstService and its subsidiaries and reporting to the Board thereon where it is informed about any such events. See “Board Committees – Audit Committee”.

Gender Composition of Leaders, Managers and Executive Officers

In addition to Board diversity, FirstService understands the benefits of a diversified work force. 521 (46%) of the leaders, managers and executive officers of FirstService, including all of its major subsidiaries, are women. While FirstService does not have a fixed target for the representation of women in executive officer positions, it is committed to promoting diversity among its senior leadership and will consider the level of female representation and the other indicia of diversity when deliberating on hires and promotions regarding all senior leadership positions, including executive officers. In identifying and considering potential candidates for senior leadership, including executive officer appointments, FirstService considers factors such as years of service, regional background, merit, experience and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of FirstService’s senior leadership team is driven by other factors, some of which are outside of the control of FirstService, including the level of employee turnover, the times at which hiring and promotion opportunities arise, the available pipeline of employees with the necessary skills and experiences, and various other factors. FirstService has, and will continue to, assess and develop ways to promote women at FirstService and to ensure women are provided greater opportunities for advancement within FirstService. FirstService’s commitment to diversity extends beyond formal programs and initiatives. FirstService strives to create a culture in which both visible and tacit differences are recognized and valued, and where all employees are able to contribute and fulfil their potential without artificial barriers.

People Development and Succession Planning

There is a process of annual leadership review and evaluation at each FirstService platform, and a ranked list of successors at each FirstService platform is maintained and refreshed annually. There is also a development plan to ensure leadership successors are prepared for their future role. The Board reviews the executive succession plan by platform and has the similar evaluation discussion and ranked list for FirstService’s executive leadership, including its CEO.

Board Equity Ownership Policy

The Board approved a board equity ownership policy which provides that each member of the Board is required to achieve and maintain, at all times during the period that he or she is a director of FirstService, minimum ownership of shares of FirstService having a value of at least US$100,000 (which amount is subject to adjustment for share and other capital reorganizations). Newly elected or appointed directors of FirstService are permitted two years within which to attain the foregoing minimum ownership amount. All existing directors of FirstService currently comply with this policy. In addition, on December 31, 2025, all directors of FirstService with two years of tenure owned securities of FirstService (including Deferred Share Units under the Deferred Share Unit Plan described below under “Executive Compensation – Compensation of Directors”) having a value of at least three times the amount of the cash retainer paid to non-employee directors. See the biographies, and the footnotes thereto, of each director nominee set out under “Business of the Meeting – Election of Directors”.

Board and Committee Process

In addition to having a Board comprised of a majority of independent directors, FirstService has adopted a variety of structures to allow for the independence of the Board from Management. Those structures include the appointment of Jay S. Hennick, an independent director, as Chair of the Board with a mandate that includes facilitating the functioning of the Board independent of Management and providing independent leadership to the Board, the practice of having the independent members of the Board or its committees meet as a group (with no members of Management, including the CEO, present) regularly at every Board meeting and committee meeting, and members of the Board and its committees having the opportunity to initiate discussions with senior Management without the CEO present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and its committees and Management by the Governance Committee, which is composed entirely of independent directors. The Board believes that it and its committees have functioned, and continue to function, independently of Management.

FirstService’s CEO reports formally to the Board, and, where appropriate, to its committees, as well as less formally through discussions with members of the Board and its committees, to advise the Board and its committees on a timely basis of courses of action that are being considered by Management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting FirstService. The Board is satisfied that FirstService’s CEO has reported to, and sought the consent of, the Board where necessary and appropriate. The Board has developed a formal position description for the CEO, which position description provides that the CEO has the primary responsibility for the management of the business and affairs of FirstService. As such, the CEO establishes the strategic and operational orientation of FirstService and, in so doing, provides leadership and vision for the effective overall management, profitability, increase in shareholder value and growth of FirstService and for conformity with policies agreed upon by the Board. The CEO is directly accountable to the Board for all activities of FirstService. The Board has not approved formal corporate objectives which the CEO is responsible for achieving; however, the Board and the CEO engage in regular dialogue regarding the performance of the senior management team, including the CEO, in achieving FirstService’s strategic objectives as determined by Management and the Board.

Management, working with the Board and the Governance Committee, provides an orientation program for new directors and a continuing education program for all directors to familiarize and update them with respect to FirstService and its businesses. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. The Chair of the Board ensures the orientation program is carried out as directed by the Governance Committee. New directors to FirstService have generally been executives with extensive business experience. Orientation for these individuals is provided through a review of past Board materials and other private and public documents concerning FirstService and visits to certain of FirstService’s businesses and offices. On a periodic basis, management of FirstService and its regions provide presentations for the Board to ensure that directors are fully informed of FirstService operations, major business and regional trends and industry practices, and directors are free to contact the CEO, the CFO and other members of Management at any time to discuss any aspect of FirstService’s businesses. Board members received environmental, social and governance training in January 2024, and certain directors took a director education course. See “Environmental, Social and Governance”. In September 2025, the Board held its meeting in Florida, received an update from FirstService Residential senior management on FirstService Residential’s southern market and business as a whole and the Board members visited a Florida property managed by FirstService Residential.

The Board, either directly or through Board committees, is responsible for overseeing the business and affairs of FirstService and for approving the overall direction of FirstService, in a manner which is in the best interests of FirstService and its shareholders. At least four regular meetings of the Board are scheduled each year at which the directors review in detail the financial statements, operating reports, forecasts, future prospects, material acquisitions, budgets and reports from the committees of the Board and from Management. The frequency of meetings as well as the nature of agenda items changes depending upon the state of FirstService’s affairs and in light of opportunities or issues that FirstService may face. There were four Board meetings held in 2025. The meeting agenda is circulated in advance to all directors, meetings are scheduled well in advance and a core agenda of items, together with a book of materials, is circulated prior to each meeting. The independent Board members meet in-camera at every regularly scheduled meeting.

Certain directors and executive officers of FirstService are engaged in and will continue to engage in activities outside FirstService, and as a result, certain directors and executive officers of FirstService may become subject to conflicts of interest. The OBCA provides that in the event that a director or executive officer has an interest in a contract or proposed contract or agreement, the director or executive officer shall disclose his or her interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the OBCA. In addition, the Board mandate provides that if an actual or potential conflict of interest arises, a director must promptly inform the Chair of the Board and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the OBCA and the Board mandate.

During 2025, none of the proposed nominees for election to the Board at the Meeting have served together as directors on the boards of other companies or as trustees for other entities. Please see the biographies under “Business of the Meeting – Election of Directors” for the name of each publicly traded issuer’s board (other than FirstService’s) on which the nominees for election to the Board at the Meeting are currently, or were during the past five years, members.

Board Committees

The Board has three standing committees: the Audit Committee, the Executive Compensation Committee (the “Compensation Committee”) and the Governance Committee. The roles of these committees are outlined below. Each committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors. From time to time ad hoc committees of the Board may be appointed. As the Board has plenary power, any responsibility which is not delegated to Management or a Board committee remains with the Board. The Board has not developed a formal position description for the Chair of any standing committee. However, the Board has developed a committee mandate for each standing committee which is sufficiently detailed and contains appropriate information to delineate the role and responsibilities of the applicable committee, and thereby the Chair of the applicable committee. The committee mandates are published on FirstService’s website (www.firstservice.com). The Board delineates the role and responsibilities of the Chair of the Audit Committee, the Compensation Committee and the Governance Committee by tasking the Chair of the applicable committee with taking all reasonable measures to ensure that the applicable committee executes and fulfills its responsibilities under the applicable committee mandate and assumes each of the responsibilities specifically given to a Chair of a committee under the applicable committee mandate.

Audit Committee

The Audit Committee is comprised of three members who are each independent and financially literate as required by Multilateral Instrument 52-110 – Audit Committees (the “Audit Committee Rule”). The members of the Audit Committee are Joan Eloise Sproul (Chair), Yousry Bissada and Elizabeth Carducci. The Audit Committee is appointed by, and assists, the Board in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices; (ii) the financial reporting process; (iii) financial statements provided by FirstService to the public; (iv) risk management, including systems of internal accounting and financial controls; (v) appointing, overseeing and evaluating the work of the external auditors; and (vi) compliance with applicable legal and regulatory requirements. The Audit Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of FirstService, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or Management. The Audit Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to communicate with the external auditors, legal counsel and officers and employees of FirstService. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate. There were four meetings of the Audit Committee held in 2025.

The Audit Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board prior to their approval by the full Board. The Audit Committee is also responsible for reviewing the integrity of FirstService’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies. The Audit Committee communicates directly with FirstService’s external auditors in order to discuss audit and related matters whenever appropriate. In addition, the Board may refer to the Audit Committee such matters and questions relating to the financial position of FirstService and its subsidiaries. All reports made to FirstService’s ethics hotline are reviewed by the Chair of the Audit Committee and then by the entire Audit Committee at its next meeting. The Board has adopted an Audit Committee mandate, a copy of which is annexed to the latest annual information form (the “AIF”) of FirstService and is also published on FirstService’s website (www.firstservice.com). The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described in the AIF under the heading “Audit Committee”. A copy of the AIF is available on SEDAR+ at www.sedarplus.ca.

The SEC requires that each member of a company’s audit committee be independent. All of the members of the Audit Committee are “independent”, as that term is defined by the SEC. The SEC further requires a company, like FirstService, that files reports under the United States Securities Exchange Act of 1934, as amended, to disclose annually whether its Board has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. Two Audit Committee members, Mr. Bissada and Ms. Sproul, have been determined by the Board to be an “audit committee financial expert” as that term is defined by the SEC.

The Audit Committee is responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the external auditors engaged for the purpose of issuing an auditor’s report or performing other audit, review or attest services for FirstService and, in such regard, recommend to the Board the external auditors to be nominated for approval by FirstService shareholders. The Audit Committee mandate provides that the Audit Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements. The Audit Committee mandate further provides that the Audit Committee consider, assess and report to the Board with regard to the independence and performance of the external auditors. The Audit Committee has adopted a pre-approval policy pursuant to which FirstService may not engage FirstService’s external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under applicable U.S. and Canadian laws. The Audit Committee is also responsible for reviewing hiring policies for current and former partners or employees of the external auditors.

The Audit Committee mandate also provides, and the general practice at FirstService is, that the Audit Committee will review all material transactions and contracts entered into by FirstService with any insider or related party of FirstService, other than director, officer or employee compensation arrangements which are approved by the Compensation Committee. Material transactions and agreements related to compensation matters are generally reviewed and approved by the Compensation Committee. Otherwise, from time to time ad hoc committees of the Board may be appointed. In practice, and as is customary or appropriate, the Board will establish “special” or “independent” ad hoc committees of the Board as needed from time to time to review, pass upon or deal with material matters (including considering transactions and agreements in respect of which a director or executive officer has or may have a material interest), and the committee members of any such ad hoc committee are selected and appointed based on their independence from management as well as their independence from the matter at hand which has required the establishment of such ad hoc committee.

The Board and the Audit Committee have established procedures (which procedures are subject to monitoring by the Audit Committee) for the receipt, retention and treatment of complaints or concerns received by FirstService regarding accounting, internal accounting controls or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters. Please refer to the Financial Management Code of Ethics and Conduct published on FirstService’s website (www.firstservice.com). Additional information regarding the Audit Committee has been included in the AIF in accordance with the Audit Committee Rule.

The Audit Committee is responsible for reviewing and responding to any cybersecurity events involving FirstService and its subsidiaries and reporting to the Board thereon where it is informed about any such events. FirstService’s Senior Vice President, Technology and Information Services, and Senior Vice President, Compliance and Risk Management, and Corporate Secretary, are tasked with reporting to the Audit Committee quarterly with respect to any cybersecurity events which may have occurred during a quarter, including ensuring appropriate investigations and remediations are made and any new controls or protocols are instituted. FirstService’s Senior Vice President, Technology and Information Services maintains enterprise policies and on a quarterly basis review and measure all corporate and subsidiaries adherence to policy and operations related to cybersecurity, data privacy, and information technology controls. FirstService’s Senior Vice President, Compliance and Risk Management, and Corporate Secretary, regularly reviews the IT controls and cybersecurity capabilities of FirstService and its subsidiaries as part of FirstService’s overall risk management and internal auditing procedures to ensure these risks are minimized. Where appropriate, third-party service providers are engaged to assist with testing or updating of the IT controls and cybersecurity capabilities. FirstService’s cybersecurity management program and controls are currently sufficient to mitigate FirstService’s material cybersecurity risks, although the program continues to be examined and improved as technology and capabilities change.

Compensation Committee

The Compensation Committee is comprised of three members, all of whom are independent directors within the meaning of the Corporate Governance Rules. The members of the Compensation Committee are Steve H. Grimshaw (Chair), Yousry Bissada and Erin J. Wallace. The Compensation Committee, among other things, reviews and approves the compensation of the CEO and provides input to the CEO in terms of the compensation for the other executive officers of FirstService. The Compensation Committee also reviews the compensation of the directors of FirstService and any compensation programs applicable to senior management of FirstService, such as the stock option plan. In the case of grants of options under FirstService’s stock option plan, all proposed option grants are submitted to the Compensation Committee for review and a recommendation is made to the full Board. The Board has adopted a Compensation Committee mandate, a copy of which is published on FirstService’s website (www.firstservice.com).

Governance Committee

The Governance Committee is comprised of Erin J. Wallace (Chair), Steve H. Grimshaw and Frederick Reichheld, all of whom are independent directors within the meaning of the Corporate Governance Rules. The Board has adopted a Governance Committee mandate, a copy of which is published on FirstService’s website (www.firstservice.com). The Governance Committee, among other things, is responsible for identifying and recommending to the Board appropriate director nominee candidates. In addition, the Governance Committee is responsible for advising the Board with respect to the Board’s composition, procedures and committees and developing, recommending and monitoring FirstService’s corporate governance and other policies, assisting the Board and the committees in their annual review of their performance and their charters, reviewing and making recommendations to the Board with respect to the compensation of directors, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Governance Committee conducts, collectively, annual or biennial surveys of the Board’s effectiveness and a peer review of the individual members of the Board.

The Governance Committee is mandated to assess at least annually the optimum Board size and beneficial skill sets and makes recommendations to the Board on any changes. The number of directors proposed for election to the Board at the Meeting is eight. The Board considers that the appropriate number of directors for FirstService is approximately seven to nine. The Governance Committee and the Board have considered the matter of Board size, Board diversity and the skill sets of the current and nominee directors and are of the view that the proposed Board membership has the necessary breadth and diversity of experience and background and is of an adequate size to provide for effective decision-making and staffing of Board committees.

The Governance Committee is responsible for determining the appropriate criteria for selecting and assessing potential directors and selects candidates for nomination to the Board accordingly. At such time as it is determined that a new director is desirable, the Governance Committee will engage in various activities to ensure an effective process for selecting candidates for nomination, including developing criteria for the selection of a new director, developing and maintaining a director skills matrix (identifying the desired competencies, independence, expertise, skills, background and personal qualities that are being sought in potential candidates) having regard to the benefit of diversity, identifying and recommending individuals qualified and suitable to become directors, the Chair of the Board and/or other directors will meet with potential new candidates prior to nomination to discuss the time commitments and performance expectations of the position and formal approval will be sought and obtained from the Board in respect of candidates for nomination.

The Governance Committee mandate also provides that the Governance Committee contributes to the Board’s oversight of FirstService’s environmental, social and governance programs. See “Environmental, Social and Governance”.

Environmental, Social and Governance

Oversight

As set out in the Board mandate, the Board oversees and monitors FirstService’s policies and practices related to its environmental, social and governance (“ESG”) program, including management of climate-related risks and opportunities, and alignment of the ESG strategy with FirstService’s overall business strategy. The Board satisfies itself that FirstService has developed and implemented appropriate ESG standards in the conduct of its operations. At least annually, the Board verifies FirstService’s compliance with any applicable legal and regulatory requirements related to ESG disclosure and reviews any ESG report prepared by FirstService. For more detailed information on FirstService’s ESG initiatives, please visit FirstService’s website at www.firstservice.com.

As set out in the Governance Committee mandate, the Governance Committee contributes to the Board’s oversight of FirstService’s ESG program through: (i) the review, on a periodic basis, of FirstService’s governance practices in relation to its ESG and climate programs, policies and practices; (ii) the review of FirstService’s public disclosure related to its ESG and climate programs, policies and practices and any ESG report prepared by FirstService; (iii) the review annually of the Board’s expertise in ESG matters and ensuring appropriate ESG education is provided to the Board members; (iv) ensuring ESG and diversity goals are considered in Board recruitment; (v) ensuring that responsibility for oversight of any specific ESG-related matters, as appropriate, are integrated into committee mandates and the Board mandate; (vi) monitoring ESG matters of interest to shareholders and other FirstService stakeholders and reviewing any shareholder proposals on ESG; and (vii) monitoring FirstService brand and FirstService social responsibility initiatives, diversity, equity and inclusion initiatives and community giving and philanthropic programs.

The Board has appointed D. Scott Patterson, FirstService’s Chief Executive Officer, as the ESG liaison between the Board and FirstService’s senior management. Mr. Patterson has been actively engaged in the evolution of FirstService’s ESG strategy, including FirstService’s diversity, equity and inclusion initiatives and community giving and philanthropic programs. In addition, the areas of expertise of each member of the Board include various ESG-related skills.

To ensure the Board and management have, or have access to, the competencies needed to engage on ESG and climate matters, the members of the Governance Committee, as well as other Board members attended a substantial ESG and climate related training/workshop dealing with ESG trends, key climate concepts relevant for capital markets, ESG disclosure frameworks and ESG governance best practices.

ESG Materiality Assessment

As a foundation for FirstService’s ESG strategy and disclosure, in 2023 FirstService undertook its first ESG materiality assessment to identify, assess and prioritize the ESG factors considered to have the greatest potential to impact company value over the short, medium, and long-term. In developing the ESG materiality assessment, FirstService considered leading ESG reporting frameworks, including the International Sustainability Standards Board (ISSB), Sustainability Accounting Standards Board (SASB) and Recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

FirstService identified the following core factors that present significant opportunities for FirstService and are a focus for its ESG approach:

•	Human Capital Management: FirstService’s people are its greatest asset. FirstService strives to foster a strong culture that embraces diversity and inclusion, attracts those who share its values and offers opportunities to grow within the organization.
•	Health & Safety: Protecting FirstService team members, clients, and the communities in which FirstService operates through strong health and safety management is critical to its success.
•	Climate Change: As a service provider, FirstService’s exposure to climate risk is comparatively less than real estate property owners. At the same time, there are significant opportunities for FirstService to support clients seeking to enhance energy efficiency or recover from the impacts of acute weather events.

Social Purpose Initiative

FirstService has long believed in the importance of giving back to its people, its community, and the environment. Since 2018, FirstService has put this belief into action through its Social Purpose initiative, which was launched to create greater awareness and visibility for the many ways that FirstService employees give back. Throughout the year, team members are encouraged to join FirstService’s mission to #FirstServeOthers by engaging in initiatives and activities in support of our people, our community, and our environment. As a company of more than 30,000 people, an organic, bottom-up approach that provides ideas, resources, and opportunities for local team members to support causes that are important to them can create a lot of impact, while building collaboration, camaraderie, and common purpose. FirstService recognizes and celebrates its team members’ contributions through its Spotlight newsletter and annual recap video series. The 2025 highlights from FirstService’s Social Purpose initiative are detailed on FirstService’s website at www.firstservice.com.

Human Rights Policy

The Board has adopted a human rights policy which shows FirstService’s commitment to respect and promote the human rights of its employees. FirstService’s human rights policy is available for shareholders and other stakeholders to review on our website at www.firstservice.com.

Board Evaluation and Peer Review

In 2025, an evaluation of the Board, as a whole, and a Board peer review was collectively conducted by the Chair of the Governance Committee in which each Board member was contacted by the Chair of the Governance Committee to complete a customized written questionnaire. Responses were reviewed by the Chair of the Governance Committee with the Governance Committee, the Chairman and the CEO and then reported to the full Board. The Chair of the Governance Committee discussed the results with each of the directors, as appropriate, and engaged in a full and frank discussion on any and all issues which any Board member wished to raise, including how the directors, both individually and collectively, could operate more effectively and better assist management. At the conclusion of the evaluation and peer review, matters requiring follow-up were identified, responses were developed and there is ongoing monitoring by the Chair of the Governance Committee to ensure satisfactory results. A collective evaluation and peer review is expected to occur annually or biennially, either by telephone or by having Board members complete a detailed customized questionnaire.

Attendance

The following table sets forth the record of attendance of the members of the Board (either in person or electronically) at meetings of the Board and its standing committees and the number of meetings of the Board and such committees held during 2025.

Director	Board 4 Meetings		Board Committees								Overall Attendance
			Audit 4 Meetings		Compensation 1 Meeting		Governance 1 Meeting		Overall Committee Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
Yousry Bissada	4 of 4	100	4 of 4	100	1 of 1	100	–	–	5 of 5	100	9 of 9	100
Elizabeth Carducci	4 of 4	100	4 of 4	100	–	–	–	–	4 of 4	100	8 of 8	100
Steve H. Grimshaw	4 of 4	100	–	–	1 of 1 (Chair)	100	1 of 1	100	2 of 2	100	6 of 6	100
Jay S. Hennick	4 of 4 (Chair)	100	–	–	–	–	–	–	-	-	4 of 4	100
D. Scott Patterson	4 of 4	100	–	–	–	–	–	–	–	–	4 of 4	100
Frederick F. Reichheld	4 of 4	100	–	–	–	–	1of 1	100	1 of 1	100	5 of 5	100
Joan Eloise Sproul	4 of 4	100	4 of 4 (Chair)	100	–	–	–	–	4 of 4	100	8 of 8	100
Erin J. Wallace	4 of 4	100	–	–	1 of 1	100	1 of 1 (Chair)	100	2 of 2	100	6 of 6	100

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Circular sets out the objectives of FirstService’s executive compensation arrangements, FirstService’s executive compensation philosophy and the application of this philosophy to FirstService’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Compensation Committee made in 2025 with respect to the Named Executive Officers (as this term is defined below under “– Compensation of Named Executive Officers”). When determining the compensation arrangements for the Named Executive Officers, the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of FirstService and/or its subsidiaries and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of FirstService; (iv) rewarding performance, both on an individual basis and with respect to the business in general; and (v) ensuring the recognition of the fact that FirstService carries on business with a small number of executive officers relative to other public companies of similar size.

The Board and the Compensation Committee have considered the implications of the risks associated with FirstService’s compensation policies and practices. In this regard, the Compensation Committee specifically considered various pertinent and relevant elements where compensation and risk may be related in relation to the current compensation policies and practices for senior executives of FirstService (such as pay philosophy, the mix of fixed versus variable compensation, the mix of short versus long-term compensation, share ownership requirements and trading policies, reimbursement policies and the level of severance in any contractual arrangements). As further described hereunder, the components of compensation are fairly straightforward and include base salary, short-term incentive (annual bonus) and long-term incentive (stock options). Where any risks were identified, the Board and the Compensation Committee have determined that processes and controls are in place to mitigate such risks and, overall, such risks were not significant and not reasonably likely to have a material adverse effect on FirstService. The risks and uncertainties that are likely to have a material adverse effect on FirstService are disclosed in the AIF. No such risks relate to FirstService’s compensation policies and practices.

The Board has adopted a policy relating to the trading in securities of FirstService by directors, senior executives, employees and other insiders of FirstService and its subsidiaries (the “Trading Policy”). Among other things, the following are prohibited by the Trading Policy: (i) short sales of FirstService’s securities; (ii) transactions in puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; and (iv) the resale of securities of FirstService purchased in the open market prior to the expiration of three months from the purchase date. Consequently, the foregoing prohibitions in the Trading Policy do not permit a Named Executive Officer or director to purchase financial instruments that are designed to hedge or offset a decrease in market value of FirstService’s equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director.

Role of the Compensation Committee

For 2025, Steve H. Grimshaw (Chair), Yousry Bissada and Erin J. Wallace served as members of the Compensation Committee. None of these individuals was an officer, employee or former officer or employee of FirstService or any of its subsidiaries during the last three fiscal years. The mandate of the Compensation Committee requires that the Compensation Committee be comprised of three or more members of the Board, each of whom is, in the business judgment of the Board, independent under the rules of the Toronto Stock Exchange (“TSX”) and NASDAQ. See “Statement of Corporate Governance Practices – Board Committees – Compensation Committee” for additional information on the Compensation Committee. Under the Compensation Committee’s mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing FirstService’s general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the CEO; (c) reviewing compensation programs applicable to the senior management of FirstService; and (d) making recommendations to the Board with respect to FirstService’s incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans.

During 2025, the Compensation Committee addressed a number of items, including considering and/or approving and/or making recommendations in respect of all option grants to officers and employees of FirstService or subsidiaries of FirstService; any change to the base compensation of the CEO and/or CFO for 2025; and determining, for the purposes of the FirstService annual performance-based bonus plan, 2025 adjusted earnings per share (see “– Annual Performance-Based Bonus Plan” and “– FirstService Stock Option Awards” below).

Independent Compensation Consultant

Under its mandate, the Compensation Committee has the sole authority to select, retain and terminate a compensation consultant and to approve the consultant’s fees and other retention terms. The Compensation Committee is also entitled to the resources and authority appropriate to discharge its duties and responsibilities, including the authority to retain counsel and other experts or consultants. In August 2015, the Compensation Committee engaged H. Wilkinson Consulting Group Inc. (an “EC Consultant”) as its independent compensation consultant. The EC Consultant was retained by the Compensation Committee to recommend a peer group for FirstService and market competitive compensation for the founder and Chairman, CEO and CFO. The EC Consultant also made recommendations to the Compensation Committee in respect of market competitive compensation of non-employee directors. See “Compensation of Directors” below. In January 2019, the Compensation Committee retained Hugessen Consulting, an independent compensation consultant, who advised the Compensation Committee and the Board in connection with the termination of the Restated Management Services Agreement (the “MSA”) between FirstService, Jay S. Hennick and Jayset Management FSV Inc. In October, 2019, the Compensation Committee again engaged the EC Consultant to update its 2015 peer group and market competitive compensation analysis for a (Non-Executive) Chairman as well as the CEO, CFO and non-employee directors. During 2023, FirstService engaged Hugessen Consulting to assist FirstService in updating its annual performance-based bonus plan and the vesting criteria for option grants to employees to include, or add, performance based considerations. See “– Annual Performance-Based Bonus Plan” and “– FirstService Stock Option Awards” below. During 2023 and 2024, FirstService also engaged Hugessen Consulting to assist FirstService in updating director compensation arrangements. See “– Compensation of Directors” below. In 2025, the Compensation Committee did not retain an independent compensation consultant. The total fees paid to the EC Consultant and Hugessen Consulting (or to any other compensation consultant) during the last two fiscal years are set out below:

Period Ended December 31	Executive Compensation Related Fees(1) (US$)	All Other Fees(2) (US$)
2025	Nil	Nil
2024	$28,700	Nil

___________

Notes:

(1)	Aggregate fees billed by each consultant or advisor, or any of its affiliates, for services related to determining compensation for any of FirstService’s directors and executive officers during the periods noted.
(2)	Aggregate fees billed for all other services provided by each consultant or advisor, or any of its affiliates, that are not reported under “Executive Compensation Related Fees”.

Benchmarking

The Compensation Committee may consider many factors when designing and establishing executive compensation arrangements for the CEO and CFO and reviewing and making recommendations for such arrangements for the other executive officers of FirstService. Every several years, a benchmarking analysis is expected to be conducted by the Compensation Committee to ensure that the executive compensation arrangements for the relevant executive officers remain appropriate and competitive. When a benchmarking analysis is conducted, FirstService will not typically position executive pay to reflect a single percentile within the peer group for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee may look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, the compensation paid by FirstService’s peer group and other companies identified by relevant market survey data, and pay equity considerations.

The starting point for the benchmarking analysis is the analysis of comparable market data. In December 2019, the Compensation Committee, with the assistance of the EC Consultant, determined that the following service companies would constitute FirstService’s peer group for benchmarking purposes: Lennox International Inc., ADT Inc., ServiceMaster Global Holdings, Inc., ABM Industries, Inc., Aramark Corporation, Essex Property Trust, Rollins, Inc., BrightView Holdings, Inc., Comfort Systems USA, Inc., Healthcare Services Group, Inc. and UniFirst Corporation. As FirstService has a client base that is primarily in the United States, the peer group members are similarly sized United States service companies (by revenue). The Compensation Committee then reviewed the peer group data to determine where base salaries and total compensation for the CEO and CFO should be appropriately positioned. While these benchmarks represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive’s leadership, commitment to FirstService’s values and potential for advancement.

A range of factors was analyzed by the EC Consultant for each member of the peer group, including: (i) various financial size and performance metrics; (ii) number of employees; (iii) business lines and the extent that they overlap FirstService’s business lines; and (iv) other indicia of common managerial skill sets. It is anticipated that the peer group will change if FirstService’s size or lines of business change, or if the peer group members show changes in their businesses or operations.

Recommendations of Management

In general, the Compensation Committee (with the assistance and advice of a consultant, if applicable) reviews and discusses matters involving the compensation of the CEO and CFO. After this review, the Compensation Committee prepares a recommendation for the Board to review and discuss. The independent members of the Board have the sole authority to approve compensation decisions made with respect to the CEO and CFO.

With respect to FirstService’s other senior management and employees, it is the CEO (with the assistance of the independent compensation consultant for senior management, if applicable) who develops the pay strategies and recommendations, which the Compensation Committee then reviews and discusses. However, the authority to approve those strategies and recommendations resides with different parties according to the employee’s level. For senior management other than the CFO, decisions must be approved by the CEO, subject to the Compensation Committee’s overall review and acceptance. For employees below the level of senior management, the CEO and his designees have the authority to approve pay actions. However, the Compensation Committee is responsible for approving actions related to other aspects of these employee’s compensation, such as any grant of options and, if appropriate, the amount of any discretionary bonus pool.

Elements of Compensation

The compensation paid to the Named Executive Officers in any year consists of three primary components:

(a)	base salary;
(b)	an annual performance-based bonus plan; and
(c)	a long-term incentive in the form of stock options granted under the FirstService Stock Option Plan, as amended (the “Option Plan”).

FirstService believes that making a significant portion of the Named Executive Officers’ compensation both variable/performance-based and long-term supports FirstService’s executive compensation philosophy, as these forms of compensation primarily depend on performance metrics that are fundamentally aligned with the best-interests of FirstService’s shareholders. At the same time, FirstService utilizes stock option based compensation to allow those most accountable for FirstService’s long-term success to acquire and hold shares of FirstService. The key features of the three primary components of compensation are described below.

Base Salary

Base salary recognizes the value of an individual to FirstService or a subsidiary based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which FirstService or a subsidiary competes for talent. Base salaries for the Named Executive Officers are reviewed annually (for the CEO and CFO, by the Compensation Committee, for the other executive officers of FirstService, by the CEO).

For 2025, the Compensation Committee approved a 3% increase to the base salary of each of the CEO and CFO, and the CEO approved similar increases to the base salaries of the remaining three Named Executive Officers. See “– Compensation of Named Executive Officers”.

Annual Performance-Based Bonus Plan

For 2023 and earlier, FirstService has an annual performance-based bonus plan pursuant to which an annual cash performance bonus was awarded to FirstService management and employees based solely on the three-year trailing average annual growth rate of adjusted earnings per share (“AEPS”). In the event that no such three-year trailing average annual growth in AEPS occurred, no amounts would be payable pursuant to the annual performance-based bonus plan. Annual performance bonuses were paid as a percentage of base salary, which percentage increased the larger the growth in three-year trailing average annual growth in AEPS is for the year in question.

For 2024 and later, a second metric (in addition to three-year trailing average annual growth in AEPS) was added to FirstService’s annual performance-based bonus plan. Under the new bonus plan, three-year average annual organic revenue growth (rounded to the nearest whole number) (the “Organic Average Revenue Growth”) will serve as an adjustment factor to the annual bonus, determined as set out above based on the three-year trailing average annual growth in AEPS. To the extent that Organic Average Revenue Growth is: (i) 3% or lower, a participant would receive 80% of the amount of the annual bonus; (ii) 6% or higher, a participant would receive 120% of the amount of the annual bonus; and (iii) 4% or 5%, a participant would receive 100% of the amount of the annual bonus. In addition, for 2024 and later, the annual bonus awarded to the CEO is subject to a maximum of five times the CEO’s base salary.

At the beginning of 2025, the Compensation Committee and the Board determined that, for the purposes of the 2025 annual performance-based bonus plan, 2024 adjusted diluted earnings per share was US$5.00. In February 2026, the Compensation Committee and the Board also determined that, for the purposes of the annual performance-based bonus plan, the three-year trailing average annual growth in AEPS (for the years 2023, 2024 and 2025) was 11% and the Organic Average Revenue Growth was 5%.

In determining the percentage growth, the impact on earnings per share of any disposition of material investments or assets are excluded. This establishes a direct link between executive compensation and FirstService’s regular operating performance. For 2025, the CEO was entitled to earn 17% of his base salary in 2025 as an annual bonus for that year for each 1% three-year trailing average annual growth in AEPS, as modified as noted above for Organic Average Revenue Growth and with a maximum of five times the CEO’s base salary. The remaining four Named Executive Officers earn an annual performance bonus calculated on a basis similar to that of the CEO (but with no maximum), determined using a range of percentages of base salary in 2025 lower than that used in determining the CEO’s annual bonus. A summary of the bonuses paid to each of the Named Executive Officers and the applicable three-year trailing average annual growth in AEPS and Organic Average Revenue Growth figures for each of 2023, 2024 and 2025 for the purposes of the annual performance-based bonus plan is set out below. See “Executive Compensation – Compensation of Named Executive Officers” below.

Year	Three-year trailing average annual growth in AEPS	Organic Average Revenue Growth	Named Executive Officer Annual Performance-Based Bonus Payments (US$)(1)					Total Annual Performance-Based Bonus Payments to Named Executive Officers (US$)
			D. Scott Patterson, Chief Executive Officer	Jeremy Rakusin, Chief Financial Officer	Abel Escobar, Senior VP, Compliance and Risk Mgt, and Corp. Secretary	Steve Carpenter, Senior VP, Technology and Information Services	Angela Bai, Senior VP, Strategy and Corporate Development(2)
2025	11%	5%	1,603,100	726,800	132,700	243,000	129,900	2,835,500
2024	6%	8%	1,154,800	471,200	111,900	171,600	77,100	1,986,600
2023	10%	N/A	1,415,500	577,600	109,700	207,300	87,600	2,397,700
___________
Notes:
(1)	All Named Executive Officers’ annual bonus incentive amounts were paid in Canadian dollars (an average 2025 exchange rate of US$1.00 = C$1.3975 has been used in the table above), with the exception of Steve Carpenter, whose annual bonus incentive amount was paid in United States dollars.
(2)	Ms. Bai was promoted to Senior Vice President, Strategy and Corporate Development in February 2025.

The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or FirstService achieving certain designated objectives (other than adjusted earnings per share) and for superior or exceptional performance in relation to such objectives. In 2025, no one-time special discretionary bonuses were awarded to any of the Named Executive Officers.

FirstService believes that using both a three-year trailing average annual growth in AEPS and three-year average annual organic revenue growth as the two metrics in determining payments to Named Executive Officers pursuant to this annual performance-based bonus plan best aligns the interests of participants in this plan with those of FirstService shareholders, and is best suited to holding these individuals accountable for FirstService’s overall operating performance. Furthermore, this annual performance-based bonus plan results in a significant proportion of the Named Executive Officers’ total compensation being wholly dependent on the operating performance of FirstService, and accordingly only rewards such individuals when FirstService as a whole is performing well.

FirstService Stock Option Awards

FirstService provides long-term incentive to the Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. For a description of the material terms of the Option Plan and option grants to Named Executive Officers, see “Incentive Award Plans of FirstService – FirstService Stock Option Plan” and “NEO Outstanding Option-Based Awards” below. The Compensation Committee believes that stock option grants serve FirstService’s executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of the Named Executive Officers with those of shareholders by linking a significant portion of the officer’s total pay opportunity to share price. It also provides long-term accountability for Named Executive Officers.

Typically, stock options are granted to a Named Executive Officer of FirstService under the Option Plan shortly following the end of each year. Effective February 6, 2026, the Board granted a total of 625,000 options to employees in respect of the year ended December 31, 2025 (including 290,000 options to the Named Executive Officers), which options may be exercised, subject to vesting based on time and performance criteria, at a price of US$158.68 until, for one-half of such employee options, February 6, 2031 and, for the other half of such employee options, February 6, 2032. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan” and “NEO Outstanding Option-Based Awards” below.

In determining the long-term incentive component of the Named Executive Officers’ compensation, the Compensation Committee will consider, among other factors, the recommendations of Management, FirstService’s performance and relative shareholder return, the level of dilution to shareholders, the value of similar incentive awards to executive officers at comparable companies and awards given to the Named Executive Officers in past years.

Executive Benefit Plans and Other Elements of Compensation

All of the Named Executive Officers are eligible to participate in the benefit plans that are available to substantially all of the other employees of FirstService. These benefit programs include supplementary medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. FirstService does not provide any additional perquisites or other benefits to the Named Executive Officers.

Furthermore, FirstService does not provide any post-retirement benefits to any Named Executive Officers or other employees.

Compensation Committee Report on Executive Compensation

The Compensation Committee has reviewed with senior management this Compensation Discussion and Analysis and, based on such review, has recommended to the Board that this Compensation Discussion and Analysis be included in this Circular.

Submitted by the Compensation Committee: Steve H. Grimshaw (Chair), Yousry Bissada and Erin J. Wallace

Compensation of Named Executive Officers

The following table provides a summary of total compensation earned during the twelve month periods ended December 31, 2025, 2024 and 2023, respectively, by FirstService’s CEO and CFO, each of the three other most highly compensated executive officers of FirstService who were serving as such as at December 31, 2025 and whose total compensation was, individually, more than C$150,000 (the “Other Executive Officers”) and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at December 31, 2025 (collectively, the “Named Executive Officers”) for services rendered in all capacities during such periods.

SUMMARY COMPENSATION TABLE
Name and Principal Position of Named Executive Officer	Twelve Months Ended Dec. 31(1)	Salary (US$)	Option-Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation		All Other Compensation (US$)	Total Compensation (US$)(3)
				Annual Incentive Plans (Performance-Based Bonus Plan) (US$)(2)	Long-Term Incentive Plans (US$)
D. Scott Patterson(4) Chief Executive Officer	2025 2024 2023	857,300 849,200 832,700	5,340,903 5,448,400 4,385,200	1,603,100 1,154,800 1,415,500	Nil Nil Nil	Nil Nil Nil	7,801,303 7,452,400 6,633,400
Jeremy Rakusin Chief Financial Officer	2025 2024 2023	440,500 436,300 427,800	3,471,587 3,541,500 2,850,500	726,800 471,200 577,600	Nil Nil Nil	Nil Nil Nil	4,638,887 4,359,000 3,855,900
Abel Escobar Senior VP, Compliance and Risk Mgt, and Corp. Secretary	2025 2024 2023	201,000 186,500 182,800	2,136,361 1,906,951 1,444,664	132,700 111,900 109,700	Nil Nil Nil	Nil Nil Nil	2,470,061 2,205,351 1,737,164
Steve Carpenter Senior Vice President, Technology and Info. Services	2025 2024 2023	315,600 306,500 296,100	2,403,406 2,179,400 1,666,900	243,000 171,600 207,300	Nil Nil Nil	Nil Nil Nil	2,962,006 2,657,500 2,170,300
Angela Bai(5) Senior VP, Strategy and Corporate Development	2025 2024 2023	196,800 175,200 159,300	2,136,361 1,634,500 1,333,500	129,900 77,100 87,600	Nil Nil Nil	Nil Nil Nil	2,463,061 1,886,800 1,580,400

___________

Notes:

(1)	The amounts reported represent the grant date fair value of stock option awards granted to each of the Named Executive Officers, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation – Stock Compensation. The assumptions used by FirstService in calculating these amounts are incorporated herein by reference to Note 13 to FirstService’s audited consolidated financial statements for the year ended December 31, 2025. For a description of the material terms of the stock option plan of FirstService and each option grant, see “Incentive Award Plans of FirstService – FirstService Stock Option Plan” and “NEO Outstanding Option-Based Awards” below.
(2)	The only annual incentive plan of FirstService is FirstService’s annual performance-based bonus plan. See “Compensation Discussion and Analysis – Annual Bonus Incentive” above. Annual incentive awards are accrued and finalized and paid following year-end once reviewed and approved by the Compensation Committee, the Board or the CEO, as applicable.
(3)	All Named Executive Officers’ base salary and annual bonus incentive amounts were paid in Canadian dollars (an average 2025 exchange rate of US$1.00 = C$1.3975 has been used in the table above), with the exception of Steve Carpenter, whose base salary and annual bonus incentive amounts were paid in United States dollars.
(4)	Mr. Patterson received no compensation in connection with being a member of the Board.
(5)	Ms. Bai was promoted to Senior Vice President, Strategy and Corporate Development in February 2025.

In 2025, the total cost of the compensation of all of the Named Executive Officers represented 3.6% of FirstService’s adjusted earnings before interest, taxes, depreciation and amortization.

NEO Outstanding Option-Based Awards

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2025. FirstService does not have any other equity incentive plan other than its stock option plan.

NEO OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2025
Name of Named Executive Officer	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (US$/Security)	Option Expiration Date(2)	Value of Unexercised In-the-Money Options (US$)(3)
D. Scott Patterson	100,000 100,000 100,000 100,000 125,000	171.43 164.15 142.20 149.36 154.44	February 7, 2030/2031 February 8, 2029/2030 February 9, 2028 February 17, 2027 February 11, 2026	– – $1,333,000 $617,000 $136,250
Jeremy Rakusin	65,000 65,000 65,000 65,000 30,000	171.43 164.15 142.20 149.36 154.44	February 7, 2030/2031 February 8, 2029/2030 February 9, 2028 February 17, 2027 February 11, 2026	– – $866,450 $401,050 $32,700
Abel Escobar	40,000 35,000 32,500 25,000 8,200	171.43 164.15 142.20 149.36 154.44	February 7, 2030/2031 February 8, 2029/2030 February 9, 2028 February 17, 2027 February 11, 2026	– – $433,225 $154,250 $8,938
Steve Carpenter	45,000 40,000 28,500 11,250	171.43 164.15 142.20 149.36	February 7, 2030/2031 February 8, 2029/2030 February 9, 2028 February 17, 2027	– – $379.905 $69,412
Angela Bai	40,000 30,000 30,000 30,000	171.43 164.15 142.20 149.36	February 7, 2030/2031 February 8, 2029/2030 February 9, 2028 February 17, 2027	– – $399,900 $185,100

___________

Notes:

(1)	Each option entitles the holder to purchase one Common Share. Effective February 6, 2026, the Board granted a total of 625,000 options to employees in respect of the year ended December 31, 2025, which options may be exercised, subject to vesting based on time and performance criteria, at a price of US$158.68 until, for one-half of such employee options, February 6, 2031 and, for the other half of such employee options, February 6, 2032. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan”.
(2)	For options granted prior to 2024, those options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date. For options granted in or after 2024, one-half of such options are “Regular Options” and one-half are “Performance Options”, as outlined below under “FirstService Stock Option Plan”.
(3)	Calculated using the closing price per Common Share on NASDAQ on December 31, 2025 of US$155.53 less the exercise price of the applicable stock options.

During 2025, none of the Named Executive Officers exercised any options of FirstService or any of its subsidiaries other than: (a) D. Scott Patterson, who exercised options for a total of 150,000 Common Shares, 125,000 of which were at an exercise price per share of US$111.36 and the balance of which were at an exercise price per share of US$140.03; (b) Jeremy Rakusin, who exercised options for a total of 38,800 Common Shares, 3,800 of which were at an exercise price per share of US$140.03 and the balance of which were at an exercise price per share of US$154.44; (c) Abel Escobar, who exercised options for a total of 14,167 Common Shares, 3,367 of which were at an exercise price per share of US$111.36, 1,000 of which were at an exercise price per share of US$140.03 and the balance of which were at an exercise price per share of US$154.44; (d) Steve Carpenter, who exercised options for a total of 24,750 Common Shares, 9,000 of which were at an exercise price per share of US$142.20 and the balance of which were at an exercise price per share of US$149.36; and (e) Angela Bai, who exercised options for a total of 15,800 Common Shares, 800 of which were at an exercise price per share of US$140.03 and the balance of which were at an exercise price per share of US$154.44.

Incentive Award Plans of FirstService

The following table provides information concerning the incentive award plans of FirstService with respect to each Named Executive Officer during 2025. The only incentive award plans of FirstService during such period were its stock option plan and an annual performance-based bonus plan. See “– Annual Performance-Based Bonus Plan” and “– FirstService Stock Option Plan” below.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE YEAR ENDED DECEMBER 31, 2025
Name of Named Executive Officer	Option-Based Awards – Value Vested During the Year Ended December 31, 2025 (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year Ended December 31, 2025 (US$)
D. Scott Patterson	2,078,450	Nil
Jeremy Rakusin	1,255,150	Nil
Abel Escobar	495,569	Nil
Steve Carpenter	488,965	Nil
Angela Bai	491,630	Nil

___________

Note:

(1)	Calculated using the closing price per Common Share on NASDAQ on the applicable vesting date less the exercise price of the applicable stock options.

Annual Performance-Based Bonus Plan

FirstService has an annual performance-based bonus plan pursuant to which an annual cash performance bonus is awarded to Management and employees based on FirstService’s three-year trailing average annual growth in adjusted earnings per share and, for 2024 and later, FirstService’s three-year average annual organic revenue growth. The CEO’s annual bonus is subject to a maximum of five times the CEO’s base salary. For a further discussion of this annual performance-based bonus plan, see “Compensation Discussion and Analysis – Annual Performance-Based Bonus Plan” above. The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or FirstService achieving certain designated objectives (other than three-year trailing average annual growth in adjusted earnings per share and three-year average annual organic revenue growth) and for superior or exceptional performance in relation to such objectives.

FirstService Stock Option Plan

FirstService provides a long-term incentive by permitting the granting of stock options to directors, officers and full-time employees of FirstService or its subsidiaries (other than Mr. Hennick) through the Option Plan. FirstService has not granted any stock options to non-employee directors of FirstService since 2023. Shareholders adopted the Option Plan in 2015 and have subsequently approved amendments thereto. At the Meeting, FirstService is proposing amendments to the Option Plan. See “Business of the Meeting – Amendments to the Option Plan”.

Subject to the terms of the Option Plan, the Board has the authority to select those individuals to whom options will be granted and to fix the terms of such options which may not be for less than one year nor more than ten years from the date of grant (subject to an automatic 10 business day extension to the expiry date of an option which otherwise would expire within a blackout period). The Option Plan provides flexible vesting, completely at the discretion of the Board. Jay S. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. The Option Plan is administered solely by the Board and grants of options under the Option Plan are made as follows: all proposed option grants are submitted to the Compensation Committee for review and a recommendation is made to the Board; proposed option grants recommended by the Compensation Committee are then submitted to the Board for approval and, if approved, are granted on the date so approved by the Board. The Compensation Committee, in considering any grant of options, and the Board in approving any grant of options, take in account whether the amount of options proposed to be granted to each optionee is competitive, both in terms of past practice at FirstService as well as with respect to equity awards granted to officers, employees and directors of public company peers of FirstService, as well as the contribution of the optionee in the success of the business. Grants of options are approved subject to compliance with the Option Plan and all applicable laws and regulatory and stock exchange requirements.

The option price per Common Share with respect to any option granted under the Option Plan is determined by the Board at the time the option is granted, but such price shall not be less than the Minimum Price on the day on which the issuance of the option is authorized or approved by the Board. For the purposes of the Option Plan, “Minimum Price” means: (i) in the event that the Common Shares are then traded on the TSX and/or NASDAQ, the closing price of the Common Shares on the TSX or NASDAQ on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; (ii) in the event that the Common Shares are not then traded on the TSX and NASDAQ, the closing price of the Common Shares on such public market on which the Common Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; or (iii) in the event that the Common Shares are not then traded on any public market, the price of the Common Shares as determined by the Board, in its sole discretion, on the day on which the issuance of the option is authorized or approved by the Board.

The maximum number of Common Shares subject to grants of options under the Option Plan at December 31, 2025 was limited to 7,313,500 (or 16.0% of the outstanding Common Shares on that date), of which options exercisable for 2,536,190 Common Shares (or 5.5% of the outstanding Common Shares) had been granted and were outstanding at December 31, 2025. At December 31, 2025, under the Option Plan, options which were exercisable for 4,014,070 Common Shares (or 8.8% of the outstanding Common Shares) had been exercised or expired and options exercisable for 135,990 Common Shares were cancelled and returned to the pool of options available to be granted. Accordingly, options exercisable for 763,240 Common Shares (or 1.7% of the outstanding Common Shares) were available for granting at that date.

In the event of the death of an optionee while in the employment, or as an officer, of FirstService or a subsidiary prior to the end of the term of the option, the optionee’s legal representative may exercise the option for a period of one year following the death of the optionee or the expiry of the term of the option, whichever is earlier. In the event that an employee optionee resigns, is removed as an officer or is discharged for “cause” as an employee of FirstService or a subsidiary, the option will in all respects cease and terminate. In the event an optionee’s employment is otherwise terminated by FirstService or a subsidiary, such optionee may exercise the option for a period of 30 days following the effective date of termination (subject to extension by the Board) or the expiry of the term of the option, whichever is earlier. Notwithstanding the foregoing, if an employee voluntary resigns his or her employment (with no severance or similar amounts payable in connection with such resignation and without a claim for constructive dismissal or resignation for “good reason”) and: (a) such employee is at least 53 years of age and has at least 5 years of continuous employment; and (b) the sum of such employee’s age and years of continuous employment exceeds 65, then subject to the execution by such an employee who holds a title of Vice President (or the equivalent) or higher of, and continued compliance by such employee with, a binding release, non-solicitation and non-competition agreement, all options held by such employee will continue to vest and expire in accordance with the vesting and expiry schedule originally established. Further, if a non-employee director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director’s fiduciary duties or other legal obligations to FirstService, then all options held by such director will continue to vest and expire in accordance with the vesting and expiry schedule originally established. In the event that a non-employee director who holds options dies while a director or a former non-employee director who continues to holds options dies prior to the expiry date of the options, all options held by such director or former director on the date of death will vest immediately and will remain exercisable until the earlier of one year following the date of death and the original expiry date of such options.

Set out below is information related to the applicable “annual burn rate” of options granted under the Option Plan. “Annual burn rate” is the number of stock options granted under the Option Plan during the applicable fiscal year divided by the weighted average number of Common Shares outstanding for the applicable fiscal year.

Year	Number of Options Granted under Option Plan	Weighted Average Number of Common Shares Outstanding for the Applicable Year	Annual Burn Rate
2025	587,000	45,526,611	1.3%
2024	568,500	45,019,433	1.3%
2023	615,000	44,556,381	1.4%

The Option Plan provides that the aggregate number of Common Shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of Common Shares outstanding on a non-diluted basis at the time of such grant. In addition, the Option Plan provides that the aggregate number of securities of FirstService: (a) issued to insiders of FirstService, within any one year period; and (b) issuable to insiders of FirstService, at any time under the Option Plan, or when combined with all of FirstService’s other share compensation arrangements, shall not exceed 10% of FirstService’s total issued and outstanding securities. As at December 31, 2025, FirstService had outstanding options under the Option Plan to purchase an aggregate of 2,536,190 Common Shares (being 5.5% of the outstanding Common Shares on that date). These options are held by various directors, officers and employees of FirstService and its subsidiaries and are non-assignable.

Where there is a take-over bid to acquire the outstanding shares or FirstService enters into an agreement providing for the sale of all or substantially all of the assets of FirstService such that, following completion of such sale, FirstService will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting.

The Option Plan provides that appropriate adjustments in the number of Common Shares and in the exercise price per Common Share, relating to options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Common Shares resulting from any subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by FirstService or other relevant changes in the capital structure of FirstService. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the Common Shares are then listed for trading (including, if required by any such stock exchanges, approval of the shareholders).

The Option Plan provides that, subject to regulatory approval, the approval of any stock exchange on which the Common Shares are then listed for trading and the limitations set out in the next two following paragraphs, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time without notice to or approval of the shareholders of FirstService, including, without limitation, for the purpose of: (i) changing the class of persons who will be eligible to be granted options pursuant to the Option Plan; (ii) ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over FirstService or the Option Plan; (iii) changes of a “housekeeping”, clerical, technical or stylistic nature; (iv) changing the method of determining the option price for options granted pursuant to the Option Plan, provided that the option price shall not in any case be lower than the “market price” of a Common Share, as that term (or any successor term) is interpreted and applied by the TSX; (v) changing the following terms governing options under the Option Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability; (D) to fairly or properly take into account a sale, arrangement or take-over bid; (E) adjustments required in the circumstances of a change in the structure of the capital of FirstService; and (F) the effect of termination (for whatever reason) of the optionee’s employment or service; (vi) determining that any of the provisions of the Option Plan or any agreement subject to the Option Plan concerning the effect of termination (for whatever reason) of the optionee’s employment, service or consulting agreement/arrangement or cessation of the optionee’s directorship or office, shall not apply for any reason acceptable to the Board; (vii) changing the terms and conditions of any financial assistance which may be provided by FirstService to the optionees to facilitate the purchase of Common Shares, or adding or removing any provisions providing for such financial assistance; (viii) adding or amending a cashless exercise feature, payable in cash or securities, provided the same includes a full deduction of the number of underlying Common Shares from the Option Plan reserved under the Option Plan; (ix) providing for the granting of non-equity based kinds of awards under the Option Plan; (x) adding or amending provisions necessary for options under the Option Plan to qualify for favourable tax treatment to optionees and/or FirstService under applicable tax laws; (xi) changing any terms relating to the administration of the Option Plan; and (xii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the TSX and of any other stock exchange or market having authority over FirstService or the Option Plan).

The Option Plan further provides that, subject to regulatory approval, the approval of any stock exchange on which the Common Shares are then listed for trading and the limitations set out later in this section, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of FirstService at a meeting of shareholders: (a) any increase in the maximum number of Common Shares issuable under the Option Plan or any change from a fixed maximum number of Common Shares issuable under the Plan to a fixed maximum percentage; (b) any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with a change in the structure of the capital of FirstService (for this purpose, the cancellation or termination of an option of an optionee prior to expiry of the option term for the purpose of reissuing an option to the same optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option); (c) any extension of the option term or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted; (d) permitting any option granted under the Option Plan (or any other kind of award which may hereafter form part of the Option Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; (e) providing for the granting of equity based kinds of awards under the Option Plan; and (f) any other amendment requiring shareholder approval under applicable law (including, without limitation, a reduction in the exercise price benefiting an insider of FirstService, any amendment to remove or to exceed the insider participation limit and amendments to the amending provision within the Option Plan, in addition to any other matters mandated under the rules and policies of the TSX and of any other stock exchange or market having authority over FirstService or the Option Plan). In the case of any amendment or variance referred to above, insiders of FirstService who directly benefit from such amendment or variance will not have the votes attaching to the Common Shares or other securities of FirstService held, directly or indirectly, by them counted in respect of the required approval of the shareholders of FirstService.

Notwithstanding the two immediately preceding paragraphs, the Option Plan provides that no amendment, variance or discontinuance of the Option Plan, or any agreement or entitlement subject to the Option Plan, may be made, without the prior written consent of the optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such optionee under the Option Plan.

In addition, the Option Plan provides that FirstService shall have the right, in certain circumstances and in lieu of delivering Common Shares, to pay to an optionee the “in the money” amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of FirstService, a sale of all or substantially all of the assets of FirstService (under circumstances such that, following the completion of such sale, FirstService will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving FirstService under circumstances such that, following the completion of such transaction, there is a change in control of FirstService.

The objective of granting options is to encourage the executives to acquire an increased ownership interest in FirstService over a period of time, which acts as a financial incentive for the executives to consider the long-term interests of FirstService and its shareholders.

Prior to 2024, options granted under the Option Plan vested 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date (the “Time Vesting Schedule”). The expiration date of such options was the fifth anniversary of the grant date. The foregoing will continue for options granted to non-employee directors of the FirstService.

In 2024 or later, options granted under the Option Plan to employees expire and vest based on time and performance criteria as follows:

(i)	one-half of the options granted to employees (such options, the “Regular Options”) expire on the fifth anniversary of the grant date and will vest on the Time Vesting Schedule; and
(ii)	one-half of the options granted to employees (such options, the “Performance Options”) expire on the sixth anniversary of the grant date and will vest (partially or fully, and on a “waterfall” basis) upon FirstService achieving a certain threshold percentage of AEPS compounded annual growth (rounded to the nearest whole number) commencing on the grant date and ending on the last day of the third, fourth and fifth years following the grant date.

Effective February 6, 2026, the Board granted a total of 625,000 options to employees (including 290,000 options to the Named Executive Officers), which options may be exercised, subject to vesting based on time and performance criteria, at a price of US$158.68. One-half of such employee options are Regular Options expiring February 6, 2031 and the other half of such employee options are Performance Options expiring February 6, 2032 and will vest (partially or fully) upon FirstService achieving the following threshold percentages of AEPS compounded annual growth (rounded to the nearest whole number) commencing on the grant date and ending on the last day of the third, fourth and fifth years following the grant date:

AEPS Compounded Annual Growth	Number of Performance Options Vesting in Years 3, 4 and 5
10% or more	100%
9%	80%
8%	60%
7%	40%
6%	20%
5% or less	0%

See “NEO Outstanding Option-Based Awards”.

Stock Option Plan – Value of Notional Gains Achieved by Named Executive Officers During 2025

During 2025, the Named Executive Officers exercised options of FirstService and achieved notional gains as noted in the following table:

STOCK OPTIONS – NOTIONAL GAINS ACHIEVED IN 2025
Name of Named Executive Officer(1)	No. of Options Exercised During 2025	Exercise Price of Options Exercised (US$)(2)	Notional Gains Achieved in 2025 (US$)(1)
D. Scott Patterson	125,000 25,000	111.36 140.03	7,708,750 1,454,750
Jeremy Rakusin	3,800 35,000	140.03 154.44	211,052 1,755,600
Abel Escobar	3,367 1,000 3,800 6,000	111.36 140.03 154.44 154.44	202,256 58,030 165,756 300,960
Steve Carpenter	9,000 15,750	142.20 149.36	307,260 890,348
Angela Bai	800 7,500 7,500	140.03 154.44 154.44	44,432 308,475 376,200

___________

Note:

(1)	Notional gains achieved is calculated using the closing price per Common Share on NASDAQ on the applicable exercise date less the exercise price of the applicable stock options. Notional gains achieved does not take into account whether or not the Named Executive Officer sold the Common Shares received upon the exercise of any options. In some cases, a Named Executive Officer has retained all or a portion of these Common Shares.

Equity Compensation Plan Information

The following table sets forth aggregated information as at December 31, 2025 with respect to compensation plans of FirstService under which equity securities of FirstService are authorized for issuance.

Plan Category(1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (US$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the second column)
Stock Option Plan	2,536,190 (2)	$156.57	763,240

___________

Notes:

(1)	The only equity compensation plan of FirstService is the Option Plan, which Option Plan has been approved by the shareholders. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan” above.
(2)	Effective February 6, 2026, the Board granted a total of 625,000 options to employees, which options may be exercised, subject to vesting based on time and performance criteria, at a price of US$158.68 until, for one-half of such employee options, February 6, 2031 and, for the other half of such employee options, February 6, 2032. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan”. If approved by shareholders at the Meeting, the Option Plan will be amended to, among other things, increase the maximum number of Common Shares reserved for issuance pursuant to the exercise of options granted thereunder. See “Business of the Meeting – Amendments to the Option Plan”.

Executive Share Ownership Policy

FirstService has an executive share ownership policy (the “ESO Policy”) requiring that the CEO and the CFO of FirstService (collectively, the “Designated Executives”) to achieve and maintain, for the duration of their employment at FirstService, minimum ownership of shares of FirstService having a value, in the case of the CEO, of three times base salary and, in the case of the CFO, two times base salary. All Designated Executives are permitted five years from the effective date of the ESO Policy to achieve the required minimum ownership of shares. Any newly appointed, retained or promoted Designated Executives will be permitted two years from their appointment/retention/promotion date to achieve the required minimum ownership of shares. For the purposes of the ESO Policy, the base salary used will be fixed to such base salary in effect at the time the Designated Executive first becomes subject to the ESO Policy. Upon a Designated Executive achieving the minimum ownership of shares required under the ESO Policy, the Designated Executive will no longer be required to acquire further shares of FirstService, including as a result of any decrease in the market price of FirstService’s shares. The minimum ownership of shares is not required to continue following the cessation of a Designated Executive’s employment with FirstService. Upon a Designated Executive achieving the minimum ownership of shares required under the ESO Policy, such Designated Executive will not be permitted to purchase financial instruments that are designed to hedge or offset the economic exposure of such Designated Executive’s ownership in shares of FirstService such that the effective economic exposure is less than the required minimum ownership threshold under the ESO Policy. The Board may grant exceptions to the ESO Policy where circumstances warrant, including, but not limited to, tax and estate planning considerations. As of the date hereof, all of the Designated Executives are in compliance with the ESO Policy.

Clawback Policy

In compliance with NASDAQ listing standards, FirstService implemented an updated clawback policy (the “Clawback Policy”) in 2024 for the recovery of incentive-based executive compensation received by current or former executive officers if FirstService is required to restate its financial statements. The Clawback Policy provides that, in the event FirstService is required to prepare any accounting restatement of FirstService’s financial statements due to material noncompliance with any financial reporting requirement under United States federal securities laws, the Board will review all compensation to any executive officer that is granted, earned, or vested based wholly or in part upon the attainment of a measure that are determined and presented in accordance with the accounting principles used in preparing FirstService’s financial statements, and any measures that are derived wholly or in part from such a measure, received by executive officers: (a) after beginning service as an executive officer; (b) who served as an executive officer at any time during the performance period for such incentive-based compensation; (c) during the three completed fiscal years immediately preceding the applicable restatement date (as well as during any transition period specified under applicable law); (d) while FirstService had a class of securities listed on NASDAQ; and (e) after the applicable clawback rules became effective. If the Board determines that an executive officer received any compensation in excess of the amount of compensation that otherwise would have been received had it been determined based on the restated amounts in connection with an accounting restatement, the Board shall, reasonably promptly after the restatement date, seek recoupment from such executive officer of all such excess compensation, subject to certain exceptions. The Board determines, in its sole discretion, the method for recouping any excess compensation. FirstService must recover any excess compensation unless the committee of the Board making executive compensation decisions (or, in its absence, the majority of the independent directors serving on the Board) determines that any of the impracticality exceptions set forth under applicable law are available.

Termination and Change of Control Benefits

Pursuant to the terms of the Option Plan, where there is a take-over bid to acquire the outstanding shares or FirstService enters into an agreement providing for the sale of all or substantially all of the assets of FirstService such that, following completion of such sale, FirstService will cease to carry on, directly or indirectly, an active business, the Board may advise optionees (including any Named Executive Officers who are optionees at the time) that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting. In addition, the Option Plan provides that FirstService shall have the right, in certain circumstances and in lieu of delivering Common Shares, to pay to an optionee the “in the money” amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of FirstService, a sale of all or substantially all of the assets of FirstService (under circumstances such that, following the completion of such sale, FirstService will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving FirstService under circumstances such that, following the completion of such transaction, there is a change in control of FirstService. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan” above.

Compensation of Directors

In January 2024, upon the recommendation of the Compensation Committee (which received the advice and assistance of Hugessen Consulting as its independent compensation consultant), the Board approved new director compensation arrangements, including the adoption of a deferred share unit plan for the non-employee directors of FirstService (the “Deferred Share Unit Plan”) pursuant to which deferred share units (each deferred share unit being equivalent in value to one Common Share and created by means of a bookkeeping entry in the books of FirstService) (“Deferred Share Units”) may be granted and redeemed by FirstService for cash.

In 2025, each director of FirstService who was not a full-time employee of, or providing management services to, FirstService or any of its subsidiaries, other than the Chair of the Board, was entitled to receive an annual cash retainer of US$100,000 and an annual equity retainer in the form of annual grant of Deferred Share Units under the Deferred Share Unit Plan equal to US$200,000. In 2025, the Chair of the Board entitled to receive an annual cash retainer of US$150,000 and an annual equity retainer in the form of annual grant of Deferred Share Units under the Deferred Share Unit Plan equal to US$300,000. The Chair of the Audit Committee of the Board was entitled to receive an additional annual cash retainer of US$25,000 and the Chair of each of the Compensation Committee and the Governance Committee was entitled to receive an additional annual cash retainer of US$7,500. No member of the Board or committee of the Board is entitled to receive meeting fees for attending any meeting of the Board or committee of the Board (whether in person or otherwise). Each director of FirstService receiving an annual cash retainer has the right, but not the obligation, to elect to receive all (but not less than all) of such director’s annual cash retainer in the form of Deferred Share Units, as contemplated in the Deferred Share Unit Plan.

Prior to 2024, each director of FirstService who was not a full-time employee of, or providing management services to, FirstService or any of its subsidiaries (other than Jay S. Hennick) and who sought re-election received a grant of options exercisable for 10,000 Common Shares. As a result of the implementation of the new director compensation arrangements outlined above, no grant of options have been made to any non-employee director of FirstService since 2023, and no grant of options are expected to be made to any non-employee director of FirstService in the future. See “– Director Outstanding Option-Based Awards” and the biographies of each director set out under “Business of the Meeting – Election of Directors” for additional information on such prior option grants to directors. Notwithstanding that no grant of options are expected to be made to any non-employee director of FirstService in the future, if approved by shareholders at the Meeting, the Option Plan will be amended to, among other things, insert an annual limit of grants of stock options to non-employee directors of FirstService. See “Business of the Meeting – Amendments to the Option Plan”.

Deferred Share Unit Plan

In 2024, in connection with the implementation of the new director compensation arrangements outlined above, FirstService adopted the Deferred Share Unit Plan pursuant to which a director of FirstService who is not an employee of FirstService or an affiliate of FirstService may elect to receive and/or be granted (as part of the director compensation arrangements outlined above) Deferred Share Units, with each Deferred Share Unit being equivalent in value to one Common Share and created by means of a bookkeeping entry in the books of FirstService. Deferred Share Units may be vested or unvested as determined by the Board or the Compensation Committee. Each director of FirstService receiving an annual cash retainer has the right, but not the obligation, to elect to receive all (but not less than all) of such director’s annual cash retainer in the form of Deferred Share Units, as contemplated in the Deferred Share Unit Plan.

FirstService is required to redeem for cash all Deferred Share Units credited to a director’s account as elected by such director following the date that such director ceases to be a director of FirstService (but, failing an election, not later than December 15 of the year following the year in which the such director ceases to be a director of FirstService) for an amount equal to: (i) the number of Deferred Share Units credited to the such director’s account on the redemption date; multiplied by (ii) the closing price of the Common Shares on the NASDAQ as at the date immediately preceding the redemption date minus (iii) any applicable taxes, other source deductions or other amounts which FirstService is required by law to withhold. The amount is paid as a lump-sum by FirstService within ten business days of the redemption date, but in no event no later than December 31 of the year following the year in which such director’s ceased to be a director of FirstService. Upon payment of the required amount, the Deferred Share Units are cancelled and such director has no further rights under the Deferred Share Unit Plan.

A participating director’s account is credited with the equivalent amount of a dividend paid on a Common Share in the form of additional Deferred Share Units on each dividend payment date in respect of which cash dividends are paid on the Common Shares. In the event of the declaration of any stock dividend, a subdivision, consolidation, reclassification, exchange, or other change with respect to the Common Shares, or a merger, consolidation, spin-off, or other distribution (other than ordinary course cash dividends) of FirstService’s assets to its shareholders, the account of each participating director and the Deferred Share Units outstanding under the Deferred Share Unit Plan will be adjusted in such manner, if any, as the Board may in its discretion deem appropriate to reflect the event.

The Board may amend the Deferred Share Unit Plan as it deems necessary or appropriate or terminate the Deferred Share Unit Plan, but no such amendment or termination will, without the consent of the participating director or unless required by law, adversely affect the rights of a participating director. Except as required by law or as permitted by the Board, the rights of a participating director under the Deferred Share Unit Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged. Any hedging activities by participating directors in respect of their rights under the Deferred Share Unit Plan or any Deferred Share Units credited to them are expressly prohibited under the Deferred Share Unit Plan.

During the fiscal year ended December 31, 2025, no director ceased to be eligible under the Deferred Share Unit Plan thereby causing the redemption of Deferred Share Units by FirstService.

Individual Director Compensation for 2025

The following table provides a summary of all amounts of compensation provided to the directors of FirstService during the year ended December 31, 2025. D. Scott Patterson does not receive any compensation in acting as director of FirstService.

DIRECTOR COMPENSATION TABLE FOR THE YEAR ENDED DECEMBER 31, 2025(1)
Name	Fee Earned (US$)(2)	Share-based awards (US$)(1)	Option-Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	All Other Compensation (US$)	Total (US$)
Yousry Bissada	100,000	200,000	Nil	Nil	Nil	300,000
Elizabeth Carducci	100,000	200,000	Nil	Nil	Nil	300,000
Steve H. Grimshaw	107,500	200,000	Nil	Nil	Nil	307,500
Jay S. Hennick	150,000	300,000	Nil	Nil	Nil	450,000
Frederick F. Reichheld	100,000	200,000	Nil	Nil	Nil	300,000
Joan Eloise Sproul(3)	125,000	200,000	Nil	Nil	Nil	325,000
Erin J. Wallace	107,500	200,000	Nil	Nil	Nil	307,500

___________

Notes:

(1)	Each member of the Board who was not a full-time employee of, or providing management services to, FirstService or any of its subsidiaries, other than the Chair of the Board, was granted 1,166.657 Deferred Share Units by the Board effective on February 7, 2025 (without any vesting conditions associated therewith), which amount was determined by dividing US$200,000 by the Common Share price of US$171.43, and the the Chair of the Board was granted 1,749.985 Deferred Share Units by the Board effective on February 7, 2025 (without any vesting conditions associated therewith), which amount was determined by dividing US$300,000 by the Common Share price of US$171.43. For a description of the material terms of the Deferred Share Unit Plan, see “ – Deferred Share Unit Plan” above.
(2)	Each director of FirstService receiving an annual cash retainer has the right, but not the obligation, to elect to receive all (but not less than all) of such director’s annual cash retainer in the form of Deferred Share Units, as contemplated in the Deferred Share Unit Plan. During 2025, Jay S. Hennick elected to receive, at the time of the election, all of his annual cash retainer (being US$150,000) in the form of Deferred Share Units, and Yousry Bissada, Elizabeth Carducci and Frederick F. Reichheld elected to receive, at the time of election, all of their annual cash retainer (being US$100,000) in the form of Deferred Share Units. Mr. Grimshaw, Ms. Sproul and Ms. Wallace elected to receive, at the time of the election, all of their annual retainer in cash.
(3)	As Chair of the Audit Committee, Ms. Sproul participated in meetings with Management and others related to compliance with the U.S. Sarbanes-Oxley Act and was paid regular committee attendance fees in respect thereof.

Outstanding Director Share-Based Awards and Option-Based Awards

The table below reflects all option-based awards for each director of FirstService outstanding as at December 31, 2025. FirstService does not have any other equity incentive plan other than the Option Plan.

DIRECTOR SHARE BASED AND OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2025
	Option-Based Awards(1)				Share-Based Awards(3)
Name of Director	Number of Securities Underlying Unexercised Options(2)	Option Exercise Price (US$/Security)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(4)	Number Units of Shares that have Vested/Not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested (US$)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(4)
Yousry Bissada	10,000 10,000	142.20 128.62	February 9, 2028 April 29, 2027	$133,300 $269,100	3,436.286/0	–	534,446
Elizabeth Carducci	10,000 9,000	142.20 131.85	February 9, 2028 July 29, 2027	$133,300 $213,120	2,992.446/0	–	465,415
Steve H. Grimshaw	10,000 10,000 8,000	142.20 149.36 162.25	February 9, 2028 February 17, 2027 May 11, 2026	$133,300 $61,700 –	2,403.741/0	–	373,854
Jay S. Hennick	–	–	–	–	5,383.041/0	–	837,224
Frederick F. Reichheld	10,000 10,000 7,200	142.20 149.36 154.44	February 9, 2028 February 17, 2027 February 11, 2026	$133,300 $61,700 $7,848	2,992.446/0	–	465,415
Joan Eloise Sproul	10,000 7,000 2,250	142.20 149.36 154.44	February 9, 2028 February 17, 2027 February 11, 2026	$133,300 $43,190 $2,453	2,403.741/0	–	373,854
Erin J. Wallace	10,000 10,000	142.20 149.36	February 9, 2028 February 17, 2027	$133,300 $61,700	2,403.741/0	–	373,854

___________

Notes:

(1)	Options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan”. As a result of the implementation of the new director compensation arrangements outlined herein, no grant of options were made to any director of FirstService in 2024 or later. Prior to 2024, each director of FirstService who was not a full-time employee of, or providing management services to, FirstService or any of its subsidiaries (other than Jay S. Hennick) and who sought re-election received a grant of options. Under the terms of the Option Plan, the Chairman of FirstService, Jay S. Hennick, was not eligible to participate in the Option Plan or to receive grants of options thereunder. See “Executive Compensation – NEO Outstanding Option-Based Awards” for options granted to D. Scott Patterson which are outstanding as at December 31, 2025.
(2)	Each Option entitles the holder to purchase one Common Share. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan”.
(3)	Share-based Awards represents Deferred Share Units received or elected to be received under the Deferred Share Unit Plan. All Deferred Share Units issued in 2025 were granted without any vesting conditions associated therewith. Each Deferred Share Unit is equivalent in value to one Common Share. For a description of the material terms of the Deferred Share Unit Plan, see “– Deferred Share Unit Plan” above. Each director of FirstService receiving an annual cash retainer has the right, but not the obligation, to elect to receive all (but not less than all) of such director’s annual cash retainer in the form of Deferred Share Units, as contemplated in the Deferred Share Unit Plan. During 2025, Jay S. Hennick elected to receive, at the time of the election, all of his annual cash retainer (being US$150,000) in the form of Deferred Share Units and Yousry Bissada, Elizabeth Carducci and Frederick F. Reichheld elected to receive, at the time of election, all of their annual cash retainer (being US$100,000) in the form of Deferred Share Units. Mr. Grimshaw, Ms. Sproul and Ms. Wallace elected to receive, at the time of the election, all of their annual retainer in cash.
(4)	Calculated using the closing price per Common Share on NASDAQ on December 31, 2025 of US$155.53 less, in the case of the stock options, the exercise price of the applicable stock options.

The following table provides information concerning the incentive award plans of FirstService with respect to each director of FirstService during the year ended December 31, 2025. The only incentive award plans of FirstService applicable to directors were the Option Plan (prior to 2024) and the Deferred Share Unit Plan (2024 and later).

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE YEAR ENDED DECEMBER 31, 2025
Name of Director	Option-Based Awards – Value Vested During 2025 (US$)(1)(2)	Share-Based Awards – Value Vested During 2025 (US$)(3)(4)	Non-Equity Incentive Plan Compensation – Value Earned During 2025 (US$)
Yousry Bissada	170,360	300,000	Nil
Elizabeth Carducci	223,585	300,000	Nil
Steve H. Grimshaw	153,420	200,000	Nil
Jay S. Hennick	–	450,000	Nil
Frederick F. Reichheld	173,844	300,000	Nil
Joan Eloise Sproul	173,844	200,000	Nil
Erin J. Wallace	173,844	200,000	Nil

___________

Notes:

(1)	As a result of the implementation of the new director compensation arrangements outlined herein, no grant of options were made to any director of FirstService in 2024 or later. Prior to 2024, each director of FirstService who was not a full-time employee of, or providing management services to, FirstService or any of its subsidiaries (other than Jay S. Hennick) and who sought re-election received a grant of options. Under the terms of the Option Plan, the Chairman of FirstService, Jay S. Hennick, was not eligible to participate in the Option Plan or to receive grants of options thereunder. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan”. See “Executive Compensation – Incentive Award Plans of FirstService” for vesting of options granted to D. Scott Patterson during the year ended December 31, 2025.
(2)	Calculated using the closing price per Common Share on NASDAQ on the applicable vesting date less the exercise price of the applicable stock options.
(3)	Share-based Awards represents Deferred Share Units received or elected to be received under the Deferred Share Unit Plan. All Deferred Share Units issued in 2025 were granted without any vesting conditions associated therewith. Each Deferred Share Unit is equivalent in value to one Common Share. For a description of the material terms of the Deferred Share Unit Plan, see “ – Deferred Share Unit Plan” above. Each director of FirstService receiving an annual cash retainer has the right, but not the obligation, to elect to receive all (but not less than all) of such director’s annual cash retainer in the form of Deferred Share Units, as contemplated in the Deferred Share Unit Plan. During 2025, Jay S. Hennick elected to receive, at the time of the election, all of his annual cash retainer (being US$150,000) in the form of Deferred Share Units and Yousry Bissada, Elizabeth Carducci and Frederick F. Reichheld elected to receive, at the time of election, all of their annual cash retainer (being US$100,000) in the form of Deferred Share Units. Mr. Grimshaw, Ms. Sproul and Ms. Wallace elected to receive, at the time of the election, all of their annual retainer in cash.
(4)	Calculated using the closing price per Common Share on NASDAQ immediately preceding the applicable grant date.

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Common Shares (with any cash dividends reinvested into Common Shares)(1) on the TSX (symbol: FSV) with the S&P/TSX Composite Total Return Index(2) for the period commencing December 31, 2020 and ending December 31, 2025. The Common Shares are also traded on NASDAQ (symbol: FSV).

	Dec 31, 2020	Dec 31, 2021	Dec 31, 2022	Dec 31, 2023	Dec 31, 2024	Dec 31, 2025
Common Shares(1)	100.0	143.3	96.1	125.3	152.9	126.1
S&P/TSX Composite Total Return Index(2)	100.0	125.1	117.8	131.6	160.1	210.8
___________

Notes:

(1)	The cumulative return of the Common Shares (in C$) is based on the closing prices of the Common Shares on the TSX on December 31, 2020, 2021, 2022, 2023, 2024 and 2025 or, if there was no trading on such date, the closing price on the last trading day prior to such date. Cash dividends on the shares have been treated as being reinvested into additional shares on the payment date of each dividend.
(2)	The S&P/TSX Composite Total Return Index is a total return index (in C$), the calculation of which includes dividends and distributions reinvested.

As noted in the graph above, from December 31, 2020 until December 31, 2025, assuming reinvestment of all dividends, the cumulative total shareholder return on the Common Shares was 26.1% as compared to a cumulative total return of 110.8% on the S&P/TSX Composite Total Return Index over the same period. During this period, the total cumulative shareholder return for C$100 invested in Common Shares was outpaced by the S&P/TSX Composite Total Return Index. However, in 2025, the three-year trailing average annual growth in AEPS of 11% and Organic Average Revenue Growth of 5% was generally consistent with prior years, notwithstanding that the total shareholder return remained lower than the S&P/TSX Composite Total Return Index over most of the relevant period(s). Consequently, the total shareholder return was not entirely reflective of the annual performance bonus earned by each Named Executive Officer in 2025. See “Compensation Discussion and Analysis – Base Salary” and “– Annual Bonus Incentive” above.

NORMAL COURSE ISSUER BID

Pursuant to a notice of intention to make a normal course issuer bid dated August 13, 2025, FirstService commenced a normal course issuer bid to purchase up to a maximum of 1,600,000 Common Shares, being 3.9% of the “public float” of such class of shares as at August 12, 2025 (the “NCIB”). FirstService may purchase its Common Shares from time to time if it believes that the market price of its Common Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of FirstService. FirstService may also purchase its Common Shares in order to mitigate the dilutive effect of stock options issued under the Option Plan. Purchases pursuant to the NCIB may occur on the TSX and NASDAQ between August 26, 2025 and August 25, 2026 at prices not exceeding the market price of the Common Shares at the time of acquisition. The actual number of Common Shares which may be purchased pursuant to the NCIB and the timing of any such purchases is determined by senior management of FirstService. Daily purchases under the NCIB are limited to 23,872 Common Shares, other than block purchases. During 2025, FirstService did not purchase any Common Shares under the NCIB or a previous normal course issuer bid.

The purchase price for Common Shares purchased by FirstService under the NCIB, if any, is paid in cash on delivery of the shares. FirstService intends to finance any purchase of Common Shares under the NCIB from its working capital. Common Shares purchased by FirstService under the NCIB are cancelled. Shareholders can obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed by FirstService with regulators in relation to the NCIB by requesting a copy in writing from FirstService at 110 Cumberland, Suite 345, Toronto, Ontario M5R 3V5.

Indebtedness of Directors AND

Executive Officers under Securities Purchase AND OTHER Programs

The following table sets out certain information regarding the aggregate indebtedness owing to FirstService or its subsidiaries which is outstanding as at December 31, 2025 by all executive officers, directors, employees and former executive officers directors and employees of FirstService and its subsidiaries:

AGGREGATE INDEBTEDNESS (US$)
Purpose	To FirstService or its Subsidiaries(1)	To Another Entity
Share Purchases	Nil	–
Other(2)	$6,544,200	–
___________

Notes:

(1)	All indebtedness noted is owing to subsidiaries of FirstService from directors and employees of subsidiaries of FirstService. Amounts noted relating to share purchases are in connection with acquisitions of shares of a subsidiary of FirstService. No individual who is, or at any time during the year ended December 31, 2025 was, a director or executive officer of FirstService, a proposed nominee for election as a director of FirstService or an associate of any such director, executive officer or proposed nominee is indebted to FirstService or any of its subsidiaries in respect of a security purchase program or otherwise.
(2)	The amount noted represents an employee loan and advances to minority shareholders of FirstService subsidiaries for tax payments in connection with the acquisition of such subsidiaries by FirstService.

Other than as set out above, as at the date hereof, there was no other indebtedness owed to FirstService or any of its subsidiaries from executive officers, directors, employees and former executive officers, directors and employees of FirstService or any of its subsidiaries (or to another entity as a result of the indebtedness being subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by FirstService or any of its subsidiaries).

The Board has adopted a policy that prohibits any loans to the directors or executive officers of FirstService.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of FirstService for the year ended December 31, 2025 and the report of the auditors thereon will be presented to the Meeting. No vote by the shareholders with respect thereto is required. If any shareholders have questions regarding such financial statements, the questions may be brought forward at the Meeting. The audited consolidated financial statements of FirstService for the year ended December 31, 2025 and Management’s Report on the Internal Control over Financial Reporting, and the report of the auditors’ thereon and management’s discussion and analysis relating thereto, are included in the 2025 Annual Report of FirstService sent to shareholders.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, are the independent auditors of FirstService and have served as its auditors since 2014. Management recommends that shareholders reappoint PricewaterhouseCoopers LLP as the auditors of FirstService to hold office until the close of the next annual meeting of the shareholders, and to authorize the Board to fix the remuneration of the auditors. It is intended that the persons named in the accompanying form of proxy (provided the same is duly executed in their favour and is duly deposited), unless their authority to do so has been withheld, will vote the FirstService shares represented thereby in favour of appointing PricewaterhouseCoopers LLP as the auditors of FirstService and authorizing the directors of FirstService to fix their remuneration.

From time to time, PricewaterhouseCoopers LLP also provides non-audit services to FirstService and its subsidiaries. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining PricewaterhouseCoopers LLP’s independence and has concluded that it is. The total fees billed related to the services provided by PricewaterhouseCoopers LLP in 2025 were approximately US$2,015,900. Of such amount, US$1,726,700 related to audit fees (being fees billed by FirstService’s external auditor for audit services, including subsidiary audits, inclusive of disbursements), US$208,800 related to audit-related fees (being fees billed for statutory audits or assurance and related services by FirstService’s external auditor that are reasonably related to the performance of the audit or review of FirstService’s financial statements and are not reported under audit fees) and US$80,400 related to tax fees (being the fees billed for professional services rendered by FirstService’s external auditor for tax compliance, tax advice and tax planning). For more information on the Audit Committee, consult the latest Annual Information Form of FirstService available at www.sedarplus.ca.

Election of Directors

The Board currently consists of eight directors. Pursuant to the articles of FirstService, the number of directors to be elected by the shareholders shall be a minimum of one and a maximum of twenty. The Board proposes to nominate the following eight individuals for election by the shareholders at the Meeting as directors of FirstService: Yousry Bissada, Elizabeth Carducci, Steve H. Grimshaw, Jay S. Hennick, D. Scott Patterson, Frederick F. Reichheld, Joan Eloise Sproul and Erin J. Wallace. All of the nominees are currently directors of FirstService. Each director elected will hold office until the close of the next annual meeting of FirstService, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles and by-laws of FirstService; or (ii) he or she becomes disqualified to act as a director.

Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the FirstService shares represented thereby in favour of electing as directors the nominees named below. In case any of the following nominees should become unavailable for election for any reason, unless provided to the contrary, the persons named in the accompanying form of proxy will vote the FirstService shares represented thereby in favour of electing the remaining nominees and such other substitute nominees as a majority of the directors of FirstService may designate in such event.

FirstService has adopted a policy for non-contested meetings whereby shareholders vote separately for each director nominee and each director to be elected at a meeting of shareholders must be elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election. Any director nominee must immediately tender his or her resignation to the Board if he or she is not elected by at least a majority (50% + 1 vote) of the votes cast with respect to his or her election even though duly elected as a matter of corporate law. Such director nominee’s resignation to the Board must be effective when accepted by the Board. The Board shall determine whether or not to accept a director nominee’s resignation tendered pursuant to the policy within 90 days after the date of the relevant shareholders’ meeting. The Board shall accept the resignation absent exceptional circumstances. FirstService will promptly issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept such resignation.

The following information is submitted with respect to those nominated for election as directors at the Meeting:

Yousry Bissada Ontario, Canada Age: 65	Yousry Bissada has more than 30 years of financial services experience focused on the mortgage industry. He currently serves as the President and Chief Executive Officer of Home Equity Bank. Previously he served as the President and Chief Executive Officer and Director of Home Capital Group and Home Bank (2017-2023) and Home Trust Company (HTC) from 2017-2024. He served as Vice Chair of Fairstone Bank (Jan 2025-Jan 2026). Mr. Bissada now serves as Vice Chair on the Princess Margaret Cancer Foundation board. In addition to this role, he also currently serves on the board of iA Financial Corporation Inc. Mr. Bissada is a CPA, CGA and Accredited Mortgage Professional (AMP) and holds an ICD.D designation from the Institute of Corporate Directors.

Director Since: April 6, 2022

Independent

Areas of Expertise:

• Accounting, Audit and

Financial Literacy

• Digital, Technology and

Information Security

• Executive Leadership

• Financial Services

• Mortgages and Real

Estate

• Retail/Consumer

• Strategic Planning

	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Audit Compensation	4 of 4 4 of 4 1 of 1	100% 100% 100%	Common Shares Deferred Share Units Total Value of Securities(4) Equity Ownership Policy(6)	670 3,436 US$638,606 Met
Options Held(5)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	April 29, 2022	April 29, 2027	10,000	US$128.62	10,000	US$269,1000
	Feb. 9, 2023	Feb. 9, 2028	10,000	US$142.20	10,000	US$133,300
Public Board Memberships During the Last Five Years
	Home Capital Group Inc. Propel Holdings Inc. iA Financial Corporation Inc.				2017 – 2023 2021 – 2022 2025 – Present

Elizabeth Carducci Maryland, USA Age: 60	Ms. Carducci is recognized as a visionary leader in the customer and employee experience industry. She is currently an advisor and investor in early-stage companies, leveraging her experience over a 21 year career at Medallia, a leading software company in the customer experience space. As a member of the founding team, Ms. Carducci joined Medallia in 2001 as employee number three and helped build the company into an industry leader with 2,000 employees and more than $500 million in annual revenue. She was part of the management team that took Medallia public in 2019, and through a subsequent $6.4 billion buyout in 2021 by private equity firm, Thoma Bravo. Ms. Carducci held numerous operational roles during her tenure at Medallia, culminating in her position as Chief Revenue Officer. Under her stewardship, Medallia became the leading provider of customer experience management solutions across a wide variety of industries, including the hospitality, retail and financial services sectors. Before Medallia, Ms. Carducci led the global contact center organization for Starwood Hotels, with prior roles at ITT Sheraton, and Deloitte. Ms. Carducci holds an MBA from Stanford University and a Bachelor of Science in Electrical Engineering from the Massachusetts Institute of Technology.

Director Since: June 30, 2022

Independent Areas of Expertise: • Executive Leadership • Finance • Retail/Consumer • Customer Experience • Technology (SaaS/AI)
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Audit	4 of 4 4 of 4	100% 100%	Common Shares Deferred Share Units Total Value of Securities(4) Equity Ownership Policy(6)	1,000 2,992 US$620,876 Met
	Options Held(5)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	July 29, 2022	July 29, 2027	10,000	US$131.85	9,000	US$213,120
	Feb. 9, 2023	Feb. 9, 2028	10,000	US$142.20	10,000	US$133,300
	Public Board Memberships During the Last Five Years
	None.

Steve H. Grimshaw Texas, USA Age: 61	Mr. Grimshaw is the full-time Chairman of Caliber, Inc., one of the largest automotive service companies in the U.S. Since joining as CEO in 2009, Caliber has grown from 68 locations in two states to over 1,800 company owned locations in 43 states across the U.S. Caliber’s family of brands now include Caliber Collision, Caliber Auto Glass, and Protech Electronics. Caliber’s revenues have increased from $284 million to over $4.0+ billion during his tenure. Prior to joining Caliber, Mr. Grimshaw served as Executive Vice President & General Manager at Safety-Kleen Systems, one of the largest environmental services companies in the U.S. with additional operations in Canada, Mexico, Japan, China, and South Korea. Under Mr. Grimshaw’s inspirational leadership, Caliber’s philanthropic efforts are tightly woven into the fabric of the Caliber culture, including the annual Rhythm Restoration Food Drive with more than 20 million meals collected for children in need of nutritious meals and the Caliber Recycled Rides program which has donated more than 250 vehicles to military and first responder families in need of reliable transportation. Mr. Grimshaw received the 2016 Ernst & Young Southwest Entrepreneur of the Year Award in the services category and was a National Finalist. Mr. Grimshaw was Chair of the Board for the Dallas Division of the American Heart Association until June 2020 and served on the AHA Board for the Southwest Region until 2025. Mr. Grimshaw chaired the 2016 C?tes du Coeur event with his wife raising a record $4 million to fight heart disease and stroke. Mr. Grimshaw was also appointed to the American Heart Association CEO Roundtable as one of 40 CEOs from some of America’s largest companies dedicated to disseminating evidence-based approaches to workplace health. Mr. Grimshaw also sits on the board of Premise Health, the nation’s leading direct healthcare provider based in Nashville, TN and Apple Roofing, a residential and commercial roofing company based in Southlake, TX. Mr. Grimshaw is a graduate of the University of South Carolina where he served as a Trustee for the Business Partnership Foundation for the Darla Moore Business School until 2025. Previous board participation includes Mavis Discount Tire, Amegy Bank Dallas Advisory Board and 22Kill (focused on ending veteran suicide).

Director Since: May 11, 2021

Independent Areas of Expertise: • Management • Finance • Governance
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Compensation (Chair) Governance	4 of 4 1 of 1 1 of 1	100% 100% 100%	Common Shares Deferred Share Units Total Value of Securities(4) Equity Ownership Policy(6)	1,540 2,404 US$613,410 Met
	Options Held(5)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	May 11, 2021	May 11, 2026	8,000	US$162.25	8,000	–
	Feb. 17, 2022	Feb. 17, 2027	10,000	US$149.36	10,000	US$61,700
	Feb. 9, 2023	Feb. 9, 2028	10,000	US$142.20	10,000	US$133,300
	Public Board Memberships During the Last Five Years
	None.

Jay S. Hennick, C.M. Ontario, Canada Age: 69	Jay S. Hennick is the Co-Founder, Global Chairman & CEO, and controlling shareholder of Colliers International. He is also the Founder, Chairman, and largest individual shareholder of FirstService Corporation, where he served as CEO from 1988 to 2015. Additionally, Jay is the Co-Founder and Chairman of The Hennick Group, a private family investment firm. Mr. Hennick has received numerous accolades for his leadership and contributions. He has been named Canada’s Entrepreneur of the Year and was recognized as Canada’s CEO of the Year by Canadian Business Magazine. He has also been honored with two Honorary Doctorates: one in Laws from York University in 2011, and another from the University of Ottawa in 2014. Jay was appointed as a Member of the Order of Canada in 2019 and received the International Horatio Alger Award the same year. In 2024, he was inducted into the Canadian Business Hall of Fame. In philanthropy, Jay served as Chairman of the Board of Directors of the Sinai Health System and Mount Sinai Hospital in Toronto from 2013-2016. Through the Hennick Family Foundation, Jay and Barbara Hennick have made significant contributions in the areas of healthcare, education, and the arts.

Director Since: June 1, 2015

Chair of the Board Since: June 2015 Independent Areas of Expertise: • Management • Real Estate • Finance
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(3)
	Board	4 of 4	100%	Common Shares Deferred Share Units Total Value of Securities(4) Equity Ownership Policy(6)	2,774,921 5,383 US$432,420,681 Met
Options Held
None. Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder.
Public Board Memberships During the Last Five Years
	Colliers International Group Inc. (Chairman and CEO)			1988 – Present

D. Scott Patterson Ontario, Canada Age: 65	Mr. Patterson is the CEO of FirstService and has been since June 1, 2015. Previously, Mr. Patterson was the President and Chief Operating Officer of former FirstService Corporation from 2003 to 2015. He joined former FirstService Corporation in 1995 as Vice President Corporate Development, and was its Chief Financial Officer from February 1995 until September 2003. Prior to joining former FirstService Corporation, Mr. Patterson was an investment banker at Bankers Trust. Mr. Patterson qualified as a Chartered Accountant in 1985 and began his career at PricewaterhouseCoopers. Mr. Patterson holds a Bachelor of Arts degree in Business Administration from the University of Western Ontario.

Director Since: June 1, 2015

Non-Independent	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(7)
Areas of Expertise: • Management	Board	4 of 4	100%	Common Shares Total Value of Securities(4) Equity Ownership Policy(6)	1,195,262 US$185,899,099 Met
• Real Estate	Options Held(5)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 17, 2022	Feb. 17, 2027	100,000	US$149.36	100,000	US$617,000
	Feb. 9, 2023	Feb. 9, 2028	100,000	US$142.20	100,000	US$1,333,000
	Feb. 8, 2024	Feb. 8, 29/30	100,000	US$164.15	100,000	–
	Feb. 7, 2025	Feb. 7 30/31	100,000	US$171.43	100,000	–
	Feb. 6, 2026	Feb 6 31/32	100,000	US$158.68	100,000	–
	Public Board Memberships During the Last Five Years
	Laramide Resources Ltd.				1995 – 2024

Frederick F. Reichheld Massachusetts, USA Age: 74	Since 1977, Mr. Reichheld has been employed at Bain & Company, Inc., a global business consulting firm, and was elected to the partnership at Bain in 1982. Mr. Reichheld is the creator of the Net Promoter? system of management and founded Bain’s Loyalty practice, which helps clients achieve superior results through improvements in customer, employee, partner and investor loyalty and has also served in a variety of other roles, including as a member of Bain & Company’s Worldwide Management, Nominating, and Compensation Committees. In January 1999, he was elected by the firm to become the first Bain Fellow. Mr. Reichheld is a frequent speaker to major business forums and groups of CEOs and senior executives worldwide and has authored several books, including The Loyalty Effect: The Hidden Force Behind Growth, Profits, and Lasting Value (Harvard Business School Press, 1996), Loyalty Rules!: How Today’s Leaders Build Lasting Relationships (Harvard Business School Press 2003), The Ultimate Question (Harvard Business School Press, 2006), The Ultimate Question 2.0 (Harvard Business School Press 2011) and Winning on Purpose (Harvard Business Review Press 2021). Mr. Reichheld received his BA from Harvard College and his MBA from Harvard Business School.
Director Since: June 1, 2015 Independent
Areas of Expertise: • Consulting/Prof. Services • Competitive Strategy • Service Quality • Customer and Employee Loyalty
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(2)
	Board Governance	4 of 4 1 of 1	100% 100%	Common Shares Deferred Share Units Total Value of Securities(4) Equity Ownership Policy(6)	34,800 2,992 US$5,877,790 Met
Options Held(5)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 17, 2022	Feb. 17, 2027	10,000	US$149.36	10,000	US$61,700
	Feb. 9, 2023	Feb. 9, 2028	10,000	US$142.20	10,000	US$133,300
Public Board Memberships During the Last Five Years
	eXp World Holdings, Inc.				2023 – Present

Joan Eloise Sproul Ontario, Canada Age: 69	Ms. Sproul was the Executive Vice President, Finance (CFO) & Chief Administrative Officer of the Sinai Health System in Toronto, Canada. In addition to serving more than 20 years in various finance and corporate-related roles at Mount Sinai Hospital, she previously held a number of senior financial positions in the hospitality industry. Ms. Sproul was named to the list of Canada’s Most Powerful Women, Women’s Executive Network, 2013. Ms. Sproul holds a Chartered Professional Accountant (CPA) designation, having qualified as a Chartered Accountant in 1981 and began her career at Ernst & Whinney. Ms. Sproul holds a Bachelor of Commerce degree from the University of Toronto.

Director Since: May 15, 2018

Independent	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
Areas of Expertise: • Governance • Finance • Management	Board Audit (Chair)	4 of 4 4 of 4	100% 100%	Common Shares Deferred Share Units Total Value of Securities(4) Equity Ownership Policy(6)	2,300 2,404 US$731,613 Met
	Options Held(5)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 17, 2022	Feb. 17, 2027	10,000	US$149.36	7,000	US$43,190
	Feb. 9, 2023	Feb. 9, 2028	10,000	US$142.20	10,000	US$133,300
	Public Board Memberships During the Last Five Years
	None.

Erin J. Wallace Florida, USA Age: 66	Ms. Wallace is the former Chief Operating Officer at Great Wolf Resorts, Inc., a role she held from 2016 through 2019. In this role, she was responsible for leading more than 9,000 Pack Member employees at 18 lodges throughout the United States. Great Wolf Resorts, Inc. is America’s largest family of indoor water park resorts and has over 7.0 million guests a year. Before joining Great Wolf Resorts, Inc., Ms. Wallace was the Chief Operating Officer of Learning Care Group, Inc. from February 2015 to August 2016, where she led more than 16,000 Learning Care Group employees in delivering operational excellence to the families served at more than 900 schools throughout its umbrella of 5 brands. Prior to that, Ms. Wallace’s 30 year career at the Walt Disney Company spanned many roles in Theme Parks and Resorts concluding with Executive Vice President of Operations Strategy, Planning, Revenue Management and Decision Sciences, encompassing all of Disney Parks’ domestic and international sites. After joining Disney as an industrial engineer in 1985, Ms. Wallace’s roles included Senior Vice President of Walt Disney World Operations – where she oversaw the largest and most popular resort destination in the world, Vice President of Walt Disney World’s Magic Kingdom? and general manager for Disney’s Animal Kingdom? and Disney’s All-Star Resort. Ms. Wallace graduated with honors from the University of Florida and earned her MBA from the Crummer School of Business at Rollins College and holds an ICD.D designation from the Institute of Corporate Directors. She is currently a Trustee at Rollins College and a director of Coast Entertainment.
Director Since: October 8, 2015 Independent Areas of Expertise: • Management • Finance • Marketing
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Compensation Governance (Chair)	4 of 4 1 of 1 1 of 1	100% 100% 100%	Common Shares Deferred Share Units Total Value of Securities(4) Equity Ownership Policy(6)	16,000 2,404 US$2,862,374 Met
Options Held(5)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 17, 2022	Feb. 17, 2027	10,000	US$149.36	10,000	US$61,700
	Feb. 9, 2023	Feb. 9, 2028	10,000	US$142.20	10,000	US$133,300
Public Board Memberships During the Last Five Years
	Sonder Holdings Inc. Coast Entertainment Holdings Limited				2025 – 2025 2022 – Present

___________

Notes:

(1)	Securities relates to Common Shares and Deferred Share Units held as at December 31, 2025. See “Authorized Capital, Outstanding Shares and Principal Holders of Shares” and “Executive Compensation – Compensation of Directors”. The information contained herein as to Common Shares beneficially owned, or controlled or directed, directly or indirectly is based upon information furnished to FirstService by the respective director nominees.
(2)	Common Shares are held personally and by Loyalty Bell LLC, a company controlled or directed by Mr. Reichheld.
(3)	Common Shares are held by FSV Shares LP, FSV Shares II LP, FSV Shares III LP, FSV Shares IV LP and The Jay and Barbara Hennick Family Foundation, entities controlled or directed by Mr. Hennick.
(4)	Determined using the closing price per Common Share on NASDAQ on December 31, 2025 of US$155.53.
(5)	Information includes options held as at the date hereof. For options granted to employees prior to 2024 and to non-employee directors, those options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date. For options granted to employees in 2024 or later, one-half of such options are “Regular Options” and one-half are “Performance Options”, as outlined above under “Incentive Award Plans of FirstService – FirstService Stock Option Plan”. The value of the options was determined using the closing price of the Common Shares on NASDAQ on December 31, 2025 of US$155.53 less the exercise price of the applicable stock options.
(6)	The Board has a board equity ownership policy which provides that each member of the Board is required to achieve and maintain, at all times during the period that he or she is a director of FirstService, minimum ownership of shares of FirstService having a value of at least US$100,000. Newly elected or appointed directors of FirstService are permitted two years within which to attain the foregoing minimum ownership amount. In addition, on December 31, 2025, all directors of FirstService with two years of tenure owned securities of FirstService (including Deferred Share Units under the Deferred Share Unit Plan described above under “Executive Compensation – Compensation of Directors”) having a value of at least three times the amount of the cash retainer paid to non-employee directors. See “Statement of Corporate Governance Practices – Board Equity Ownership Policy”.
(7)	Common Shares are held personally and by Rondeau Investment Inc., a corporation controlled or directed by Mr. Patterson.

Following the Meeting, FirstService will issue a news release disclosing the detailed results of the vote for the election of directors in accordance with the rules of the TSX.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of FirstService and based upon information provided to it by the proposed directors for election to the Board, none of the proposed directors:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including FirstService) that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including FirstService) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

except for Erin J. Wallace, who served as a director for eleven months from January to November 2025 of Sonder Holdings Inc., a US public company listed on NASDAQ, where, on November 10, 2025, the company announced that it would complete wind down operations immediately and initiate a Chapter 7 bankruptcy under the US Bankruptcy Code (and similar insolvency proceedings in other countries) of its business.

Amendments to the Option Plan

The Option Plan, as previously approved by the shareholders at the meeting held on 2023, provides that the aggregate number of Common Shares that can be issued upon exercise of options granted thereunder will not exceed 7,313,500 Common Shares. Of the options which may be issued for an aggregate of 7,313,500 Common Shares, options for 7,172,860 Common Shares (or 15.6% of the aggregate outstanding Common Shares) have been previously allocated, exercised or otherwise terminated as of February 13, 2026 (leaving options exercisable for 140,640 Common Shares, or 0.3% of the aggregate outstanding Common Shares, available for granting on the date hereof). See “Executive Compensation – Incentive Award Plans of FirstService – FirstService Stock Option Plan” for a complete description of the Option Plan. Options exercisable for 2,919,515 Common Shares (or 6.4% of the aggregate outstanding Common Shares) have been granted and remain outstanding on the date hereof.

FirstService proposes to, and the Board has approved (subject to receiving shareholder approval at the Meeting) an increase the total number of Common Shares reserved for issuance pursuant to the Option Plan by 2,000,000 Common Shares, to 9,313,500 Common Shares (or 20.3% of the aggregate outstanding Common Shares on the date hereof). The increase in the number of Common Shares issuable upon exercise of options under the Option Plan is intended to replenish the number of options available as a result of previous allocations and exercises of options.

In addition, although FirstService no longer grants options to any non-employee directors of FirstService, FirstService proposes to, and the Board has approved (subject to receiving shareholder approval at the Meeting) an amendment to the Option Plan to include a limitation in the Option Plan as follows (the “Non-Employee Director Limit”): the maximum annual individual value of all equity awards granted or otherwise awarded to a non-employee director of FirstService under all share compensation arrangements established or maintained by FirstService may not exceed $150,000 in aggregate, of which options granted annually to a non-employee director of FirstService under the Option Plan may not exceed $100,000 in value of equity.

In order to be competitive, particularly in the United States where FirstService competes, it must make available to employees and officers long-term incentives in the form of stock options. With the adoption of the proposed amendments to the Option Plan, FirstService is asking shareholders to authorize it to grant additional options exercisable for a further 2,000,000 Common Shares in this regard, while ensuring that there is a clear mandated limit on any option grants to non-employee directors of FirstService.

If the proposed amendments to the Option Plan are approved and if all of such new options were granted, vested and exercised, the 2,000,000 Common Shares would represent 4.4% of the Common Shares outstanding as at the date hereof. Such amount, together with the 3,060,155 Common Shares remaining reserved for issuance pursuant to issued and unissued options under the Option Plan (for a total of 5,060,155 Common Shares remaining reserved for issuance), would represent approximately 11% of the Common Shares outstanding as at the date hereof.

Based upon: (i) the fact that a significant number of employees and officers of FirstService and its subsidiaries have historically participated in the option plans of FirstService; (ii) the fact that FirstService no longer grants options to any non-employee directors of FirstService and, should this change, the proposed amendments to the Option Plan will limit the number of options granted to non-employee directors of FirstService; (iii) the discipline that FirstService exercises in issuing additional shares to avoid diluting existing shareholders; and (iv) the five and six year vesting period FirstService intends to impose on all option grants under the Option Plan, with half of options granted vesting based on time criteria and the other half vesting (partially or fully) based on performance criteria of AEPS compounded annual growth, Management recommends that shareholders vote in favour of approving the proposed amendments to the Option Plan. Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the FirstService shares represented thereby in favour of approving the proposed amendments to the Option Plan.

Pursuant to the policies of the TSX, the proposed amendments to the Option Plan must be approved by a majority of the votes cast at the Meeting. At the Meeting, FirstService shareholders will be asked to approve the proposed amendments to the Option Plan by passing an ordinary resolution in the following form:

BE IT RESOLVED THAT:

1.	The amendments to the FirstService Stock Option Plan to insert the Non-Employee Director Limit and increase the maximum number of Common Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by an additional 2,0000,000 (to a total of 9,313,500 Common Shares), together with any required consequential amendments, be approved; and
2.	Any one director or officer of FirstService is authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of these resolutions.

A copy of the full Option Plan, which includes the proposed amendments for which shareholder approval is being sought at the Meeting) is annexed hereto as Appendix B.

Advisory Resolution on Executive Compensation

FirstService believes that its compensation objectives and approach to executive compensation appropriately align the interests of Management with the long-term interests of shareholders. Details of FirstService’s approach to executive compensation is disclosed above. See “Executive Compensation – Compensation Discussion and Analysis”.

The Board adopted a policy providing that shareholders shall have the opportunity to cast an advisory vote on FirstService’s approach to executive compensation on an annual basis. Shareholders will be asked at the Meeting to consider and, if deemed advisable, pass the following non-binding advisory resolution (the “Say on Pay Resolution”):

“RESOLVED, on an advisory basis and without diminishing the role and responsibilities of the Board, that the shareholders of FirstService accept the approach to executive compensation disclosed in the management information circular delivered in advance of the annual and special meeting of shareholders held on April 1, 2026.”

The Board recommends that shareholders vote for the Say on Pay Resolution. Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the FirstService shares represented thereby for the Say on Pay Resolution.

Because the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board and the Compensation Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to change its engagement with FirstService shareholders on executive compensation and related matters. FirstService will disclose the results of the Say on Pay Resolution as a part of its report on voting results for the Meeting. The Board welcomes comments and questions on FirstService’s executive compensation practices. Shareholders who wish to contact the Board can do so as noted below under “Shareholder Engagement”.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise indicated in this Circular, no person who has been a director or executive officer of FirstService at any time since the beginning of FirstService’s last financial year, no proposed nominee for election as a director of FirstService, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of FirstService, other than as disclosed elsewhere in this Circular, no informed person of FirstService, any proposed director of FirstService or any associate or affiliate of any informed person or proposed director of FirstService has had any material interest, direct or indirect, in any transaction since the commencement of FirstService’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect FirstService or any of its subsidiaries. An “informed person” means a director or executive officer of FirstService, a director or executive officer of a person or company that is itself an informed person or subsidiary of FirstService, or any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of FirstService or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of FirstService.

ADDITIONAL INFORMATION

Additional information relating to FirstService is available on SEDAR+ at www.sedarplus.ca. Financial information is being provided in FirstService’s comparative financial statements for the year ended December 31, 2025 and the related management’s discussion and analysis. A copy of the following documents may be obtained, without charge, upon request to the CFO at 1255 Bay Street, Suite 600, Toronto, Ontario M5R 2A9, Phone 416-960-9566, Fax: 647-258-0008: (a) the latest Annual Information Form of FirstService together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the comparative financial statements of FirstService for the year ended December 31, 2025 together with the accompanying report of the auditors thereon, any interim financial statements of FirstService for periods subsequent to December 31, 2025 and the related management’s discussion and analysis therefor; and (c) this Circular.

SHAREHOLDER ENGAGEMENT

Shareholders, employees and other interested parties may communicate directly with the Board through the Board Chair by writing to:

Chair of the Board
FirstService Corporation
110 Cumberland, Suite 345
Toronto, Ontario, Canada
M5R 3V5

From time to time upon request, the CFO will hold meetings and telephone calls with shareholders. The CFO also attends various investor conferences during the year where shareholders have the opportunity to engage with the CFO about FirstService.

GENERAL

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, FirstService shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgement of the nominees voting same. The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

By Order of the Board

ABEL ESCOBAR
February 13, 2026	Senior Vice President, Compliance and Risk
Management, and Corporate Secretary

APPENDIX A

BOARD MANDATE

(Adopted February 5, 2024)

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of FirstService Corporation (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The responsibilities of the Board described herein are pursuant to, and subject to, the provisions of applicable statutes and the constating documents of the Company, and do not impose any additional responsibilities or liabilities on the directors at law or otherwise.

Purpose of the Board

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law and any policies adopted from time to time by the Board. From time to time, the Nominating and Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of the Board and team performance over individual performance and a respect for others; and

•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

If at any point the Chair of the Board (the “Chair”) is not independent, the Board shall also appoint one of its members as a lead independent director (the “Lead Director”), which lead independent director shall be independent, and have the duties and responsibilities, as set out in the Position Description for the Lead Director.

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Ethics

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair or Lead Director and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s constating documents, the Company’s Code of Ethics and Conduct and other policies applicable to directors as are adopted from time to time.

Meetings

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair or Lead Director. Board members may propose agenda items through communication with the Chair or Lead Director. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The Chair or, if the Chair is not independent, the Lead Director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chair or Lead Director.

Role and Responsibilities of the Board

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including material capital expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

-A3-

•	ensure the integrity of the Company’s internal control system and management information systems;

•	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines, and authorizing environmental, social and governance programs, and general oversight of the foregoing; and

•	satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

Procedures to Ensure Effective and Independent Operation

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate and in the position descriptions of the Chair and the Lead Director of the Board, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Board, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chair shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Chair, together with the Chief Executive Officer, shall develop a position description for the Chief Executive Officer. This position description shall be approved by the Board.

Environmental, Social and Governance

The Board shall oversee and monitor the Company’s policies and practices related to its environmental, social and governance (“ESG”) program, including management of climate-related risks and opportunities, and alignment of the ESG strategy with the Company’s overall business strategy. The Board will satisfy itself that the Company has developed and implemented appropriate ESG standards in the conduct of its operations. At least annually, the Board shall verify the Company’s compliance with any applicable legal and regulatory requirements related to ESG disclosure and review any ESG report prepared by the Company.

Board Committees

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit Committee; (2) Executive Compensation Committee; and (3) Nominating and Corporate Governance Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

APPENDIX B

FIRSTSERVICE STOCK OPTION PLAN

(Originally Effective on the Effective Date

and as amended and restated and effective on each of April 14, 2016,

April 11, 2018, April 6, 2021, April 6, 2023 and April 1, 2026)

New FSV Corporation (“New FSV”) established, effective on the Effective Date (as defined below), a stock option plan (including as amended from time to time, the “Plan”) for the benefit of the respective directors, officers and full-time employees of the Company (as defined below) or its subsidiaries (other than Jay S. Hennick). The Plan constituted hereby shall be known as the “FirstService Stock Option Plan”.

WHEREAS at the annual and special meeting of the shareholders of the Company held on April 14, 2016, the shareholders of the Company approved the following amendments to the Plan: (a) an increase in the maximum number of Shares reserved for issuance pursuant to the exercise of options granted under the Plan from 2,263,500 to 3,113,500; and (b) any required consequential amendments as a result of the foregoing;

AND WHEREAS at the annual and special meeting of the shareholders of the Company held on April 11, 2018, the shareholders of the Company approved the following amendments to the Plan: (a) an increase in the maximum number of Shares reserved for issuance pursuant to the exercise of options granted under the Plan from 3,113,500 to 3,913,500; and (b) any required consequential amendments as a result of the foregoing;

AND WHEREAS at the annual and special meeting of the shareholders of the Company held on April 6, 2021, the shareholders of the Company approved the following amendments to the Plan: (a) an increase in the maximum number of Shares reserved for issuance pursuant to the exercise of options granted under the Plan from 3,913,500 to 5,413,500; and (b) any required consequential amendments as a result of the foregoing;

AND WHEREAS at the annual and special meeting of the shareholders of the Company held on April 6, 2023, the shareholders of the Company approved the following amendments to the Plan: (a) an increase in the maximum number of Shares reserved for issuance pursuant to the exercise of options granted under the Plan from 5,413,500 to 7,313,500; and (b) any required consequential amendments as a result of the foregoing;

AND WHEREAS at the annual and special meeting of the shareholders of the Company held on April 1, 2026, the shareholders of the Company approved the following amendments to the Plan: (a) an increase in the maximum number of Shares reserved for issuance pursuant to the exercise of options granted under the Plan from 7,313,500 to 9,313,500; (b) an annual limit of grants of options under the Plan for non-employee directors of the Company; and (c) any required consequential amendments as a result of the foregoing;

AND WHEREAS the Company herein amends and restates the Plan in its entirety so as to incorporate and consolidate the foregoing amendments into the Plan.

1.	DEFINITIONS

As used herein, the following terms shall have the following meanings:

(a)	“Associate” shall have the meaning ascribed to that term in the Securities Act (Ontario);
(b)	“Blackout Period” means the time period, commonly referred to as the “blackout period”, determined by the Company in accordance with its trading policies pursuant to which directors, officers, employees and others are prohibited from trading in the securities of the Company (including exercising options granted under the Plan) and, for greater certainty, Blackout Period shall not include any period in which there is a prohibition on trading in securities of the Company as a result of a cease trade or other order of any securities commission or regulatory authority;
(c)	“Board” means the board of directors of the Company as constituted from time to time;

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(d)	“business day” means a day other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of Ontario;
(e)	“Company” means FirstService Corporation, and includes any successor corporation thereof;
(f)	“Compensation Committee” means the Executive Compensation Committee of the Board as constituted from time to time;
(g)	“Effective Date” means June 1, 2015;
(h)	“Insider” shall have the meaning ascribed to that term in the Company Manual of the Toronto Stock Exchange, as same is amended from time to time or interpreted or modified in any Toronto Stock Exchange Staff Notice or other published policy document of the Toronto Stock Exchange, provided that, if at any time the Shares are not then listed on the Toronto Stock Exchange, “Insider” will mean:
(i)	an insider (as defined in the Securities Act (Ontario)) of the Company, other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company; and
(ii)	an Associate of any person who is an insider by virtue of (i);
(i)	“Securities Act (Ontario)” means the Securities Act (Ontario) or its successor, as amended from time to time;
(j)	“Share Compensation Arrangements” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury to one or more persons, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;
(k)	“Shares” means Common Shares in the capital of the Company;
(l)	“subsidiary” shall have the meaning ascribed to that term in the Securities Act (Ontario).
2.	PURPOSE OF THE PLAN

The purpose of the Plan is to provide the Company and its subsidiaries with a share-related mechanism designed to develop and increase the interest in the growth and development of the Company and its subsidiaries of those of the respective directors, officers and full-time employees of the Company and its subsidiaries (other than Jay S. Hennick) as may from time to time be granted options under the Plan by providing to them the opportunity to acquire a proprietary interest in the Company through the purchase of Shares.

3.	IMPLEMENTATION

The establishment of the Plan was previously approved: (a) by the Toronto Stock Exchange and each other stock exchange on which the Shares of the Company were then posted and listed for trading; and (b) by the shareholders of the Company given by the affirmative vote of a majority of the votes cast at a meeting of shareholders held on April 21, 2015. The terms of the Plan shall apply to all options granted on and after the Effective Date, which date is the effective date of the Plan.

Amendments to the Plan were made as set out in the recitals hereto, with effective dates of April 14, 2016, April 11, 2018, April 6, 2021, April 6, 2023 and April 1, 2026, which amendments were approved by the Toronto Stock Exchange, the Board and the shareholders of the Company given by an affirmative vote of a majority of the votes cast at meetings of shareholders held on April 14, 2016, April 11, 2018, April 6, 2021, April 6, 2023 and April 1, 2026, respectively.

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4.	ADMINISTRATION

The Plan will be administered solely by the Board, and grants of options under the Plan shall be made as follows (the “Option Granting Process”): all proposed option grants are to be submitted to the Compensation Committee for review and a recommendation made to the Board; proposed option grants recommended by the Compensation Committee are then to be submitted to the Board for approval and, if approved, will be granted on the date so approved by the Board. Subject to the provisions of the Plan, the Board is authorized in its sole discretion to make such determinations under, and such interpretations of, and to take such steps and actions in connection with the proper administration of the Plan and to impose, amend or revoke such rules and regulations concerning the granting of options pursuant to the Plan as it, in its sole discretion, may deem necessary or advisable. No member of the Board will be liable for any action or determination taken or made in good faith with respect to the Plan or any options granted thereunder and each such member shall be entitled to indemnification by the Company with respect to any such action or determination in the manner provided for by the Board. Any determination approved by a majority of the members of the Board will be deemed to be a determination of that matter by the Board. Jay S. Hennick may not be granted options under the Plan. Members of the Board (other than Jay S. Hennick) may be granted options under the Plan. All options previously issued by the Company under the Plan that are outstanding as at the date of any amendment and restatement of the Plan shall be deemed to be issued under the Plan, as amended and restated, and governed by the terms and conditions hereof.

5.	NUMBER OF SHARES DEDICATED TO THE PLAN

Options shall not be granted under the Plan with respect to any class of shares in the capital of the Company other than Shares. The aggregate number of Shares subject to options under the Plan shall not exceed, in the aggregate, 9,313,500 Shares or such greater number as may be approved from time to time in accordance with Section 10 hereof. All options granted under the Plan will conform to all applicable provisions prescribed by the Plan and to such specific terms and conditions as may be determined by the Board at the time of making each such grant. The granting of any option must, in order to become effective and binding on the Company, be authorized or approved by the Board pursuant to the Option Granting Process. Shares in respect of which an option is granted under the Plan, but not exercised prior to the termination of such option, whether through lapse of time or otherwise, shall be available for options thereafter granted by the Board under the Plan. All Shares issued pursuant to the due exercise of options granted under the Plan will be so issued as fully paid and non-assessable shares.

6.	ELIGIBILITY FOR OPTIONS

The persons who will be eligible to be granted options pursuant to the Plan (the “Eligible Participants”) will be such directors, officers and full-time employees of the Company or its subsidiaries (other than Jay S. Hennick) as the Board shall from time to time determine in its sole discretion. In determining the options to be granted to Eligible Participants under the Plan, the Board will give due consideration to the value of each such person’s present potential contribution to the Company’s (or any subsidiary of the Company’s) success and to the recommendation in that regard made by the Compensation Committee.

7.	GRANTING OF OPTIONS

Subject to the provisions herein set forth (including the Option Granting Process), the Board shall, in its sole discretion, select the Eligible Participants to whom options under the Plan may be granted (herein sometimes referred to as the “Optionees”), the number of Shares to be optioned to each of them and the terms and conditions within the limits prescribed in Section 8 hereof attaching to each such option. The aggregate number of Shares reserved for issuance pursuant to all options granted to any one Optionee shall not exceed 5% of the number of Shares outstanding on a non-diluted basis at the time of such grant. In addition, the aggregate number of securities of the Company:

(a)	issued to Insiders of the Company, within any one year period; and
(b)	issuable to Insiders of the Company, at any time;

under the Plan, or when combined with all of the Company’s other Share Compensation Arrangements, shall not exceed 10% of the Company’s total issued and outstanding securities. The granting of an option under the Plan to an Eligible Participant shall neither entitle nor preclude such Eligible Participant from being subsequently granted one or more additional options to purchase Shares under the Plan.

Notwithstanding anything herein, with respect to an Eligible Participant who is a director of the Company but not an employee or consultant of the Company (such an Eligible Participant, a “Non-Employee Director”), the maximum annual individual value of all equity awards granted or otherwise awarded to a Non-Employee Director under all Share Compensation Arrangements established or maintained by the Company may not exceed $150,000 in aggregate, of which options granted annually to a Non-Employee Director under this Plan may not exceed $100,000 in value of equity.

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8.	TERMS AND CONDITIONS OF THE OPTIONS

The terms and conditions of each option granted under the Plan shall be set forth in an option agreement (an “Option Agreement”) to be entered into between the Company and each Optionee, such agreement to be in such form as may from time to time be approved by the Board from time to time. To the extent that the terms of the Plan and any Option Agreement are inconsistent, the terms of the Plan shall govern. The Option Agreement shall include the following terms and conditions as well as such other terms and conditions not inconsistent with the Plan as may be deemed advisable by the Board:

(a)	Number of Shares - The Board shall, in its sole discretion, fix the aggregate number of Shares which are the subject of the option so granted.
(b)	Option Price – The option price per Share with respect to any option granted under the Plan shall be determined by the Board at the time the option is granted, but such price shall not be less than the Minimum Price (as defined below) on the day on which the grant of the option is authorized or approved by the Board. For the purposes of this subparagraph 8(b), “Minimum Price” shall mean:
(i)	in the event that the Shares are then traded on the Toronto Stock Exchange and/or the NASDAQ Stock Market, the closing price of the Shares on the Toronto Stock Exchange or the NASDAQ Stock Market on the trading day prior to the day on which the option is authorized or approved by the Board;
(ii)	in the event that the Shares are not then traded on the Toronto Stock Exchange and the NASDAQ Stock Market, the closing price of the Shares on such public market on which the Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the option is authorized or approved by the Board; or
(iii)	in the event that the Shares are not then traded on any public market, the price of the Shares as determined by the Board, in its sole discretion, on the day on which the option is authorized or approved by the Board.
(c)	Payment - The purchase price of the Shares purchased upon the exercise of the option shall be paid for in full upon the exercise thereof. An Optionee who is not already a shareholder of the Company shall have none of the rights of a shareholder of the Company until Shares issuable pursuant to the exercise of an option granted to an Optionee are issued to such Optionee.
(d)	Vesting - Subject to subsections 8(i) and 8(l), the Board shall determine, at the time of granting an option to an Optionee pursuant to the Plan, the maximum number of Shares that may be exercised by such Optionee in each year or other period during the term of the option.
(e)	Term of Option - The term of the option shall not be for less than one year and not more than 10 years from the date the option is granted, subject always to subsections 8(f), 8(g), 8(h) and 8(i); provided that, notwithstanding the foregoing or anything else to the contrary in the Plan, if the term of any option granted under the Plan ends on a day occurring within a Blackout Period applicable to an Optionee or within ten business days after the expiry of a Blackout Period applicable to an Optionee, the term of such option shall be automatically extended to (and such option shall continue to be exercisable under the terms of the Plan up to) 5:00 p.m. (Toronto time) on the tenth business day following the expiry of such Blackout Period. This subsection 8(e) applies to all options outstanding under the Plan, regardless of the date of grant or issuance.
(f)	Death of Optionee - In the event of the death of an Optionee while in the employment, or as an officer or director, of the Company or a subsidiary of the Company prior to 5:00 p.m. (Toronto time) on the expiry date of the option (the “Expiry Date”), the option may be exercised, as to all or any of the Shares forming the subject matter of such option in respect of which such Optionee would have been entitled to exercise the option hereunder at the time of the death of such Optionee if such Optionee had survived, by the legal representatives of such Optionee at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the date which is the first anniversary of the date of death of such Optionee or the Expiry Date, whichever is the earlier, after which the option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such option had not been previously exercised.

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(g)	Resignation or Discharge of Optionee - In the event of:
(i)	the resignation of an Optionee as an employee of the Company or a subsidiary of the Company such that the Optionee is no longer an Eligible Participant;
(ii)	the resignation or removal of an Optionee as an officer or director of the Company or a subsidiary of the Company other than in the circumstances referred to in subsections 8(f) and 8(l), such that the Optionee is no longer an Eligible Participant; or
(iii)	the discharge of an Optionee as an employee of the Company or a subsidiary of the Company by reason of a wilful and substantial breach of such Optionee’s employment duties;

in each such case prior to 5:00 p.m. (Toronto time) on the Expiry Date, all options granted to such Optionee under the Plan shall in all respects forthwith cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such option had not previously been exercised, upon notice of such resignation being received by the Company or subsidiary of the Company, or upon notice of such removal or discharge being given by the Company or subsidiary of the Company to such Optionee, as the case may be. For the purposes of the Plan, the determination by the Company that such Optionee was discharged as an employee of the Company or a subsidiary of the Company by reason of a wilful and substantial breach of such Optionee’s employment duties shall be binding upon such Optionee.

(h)	Other Termination of Employment or Cessation of Directorship of Optionee - In the event of the termination of employment of an Optionee by the Company or a subsidiary of the Company other than in the circumstances referred to in subsections 8(f) and 8(g), or an Optionee ceasing to be a non-employee director of the Company in the circumstances referred to in subsection 8(l), below, such that the Optionee is no longer an Eligible Participant, such Optionee may exercise each option then held by such Optionee under the Plan to the extent that such Optionee was entitled to do so at the time of such termination of employment or cessation of directorship (including as a consequence of subsection 8(l)), at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the 30th day (or such later day as the Board in its sole discretion may determine) following the date of termination of employment or cessation of directorship, or the Expiry Date, whichever is earlier, after which the option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such option had not been previously exercised.
(i)	Sale and Take-Over Bids - As used in this subsection 8(i):
(i)	“Arrangement” means any merger, arrangement, amalgamation or other similar form of transaction involving the Company, other than with a wholly-owned subsidiary of the Company, under circumstances such that, following the completion of such transaction, there is a Change in Control of the Company;
(ii)	“Change in Control” means, in relation to the Company or any successor or resulting company or other entity, circumstances under which Control of the Company or any successor or resulting company or other entity is changed from one person or group of persons to another person or group of persons, other than to a Person not dealing at arm’s length with the person(s) exercising Control of the Company immediately prior to such circumstances occurring;
(iii)	“Control” means the possession, directly or indirectly, through one or more intermediaries or otherwise, of the power to elect a majority of directors and/or to direct or cause the direction of the management or policies of the Company, whether through the ownership of voting securities, by contract or in any other manner whatsoever;
(iv)	“offeror” has the meaning ascribed to that term in the Securities Act (Ontario);

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(v)	“Take-over Bid” means a take-over bid, as defined in the Securities Act (Ontario), which is a “formal bid” as defined in such Act, and which is made:
(A)	for all of the issued and outstanding shares of any one or more classes of shares in the capital of the Company; or
(B)	for all of the issued and outstanding shares of any one or more classes of shares in the capital of the Company other than:
(1)	those shares in the capital of the Company which are then owned by the offeror under such Take-over Bid; and/or
(2)	those shares in the capital of the Company which the offeror under such Take-over Bid then otherwise has, directly or indirectly, the right to acquire; and
(vi)	“Sale” means the sale of all or substantially all of the assets of the Company as an entirety or substantially as an entirety to any person or entity (other than a wholly-owned subsidiary of the Company) under circumstances such that, following the completion of such sale, the Company will cease to carry on an active business, either directly or indirectly through one or more subsidiaries.

If:

(1)	the Company shall enter into an agreement providing for a Sale or an Arrangement; or

(2)	a Take-over Bid shall be made,

the Board may, at any time thereafter, authorize the Company to give a notice in writing to each Optionee advising such Optionee that, notwithstanding any other provision of the Plan, all options granted to such Optionee under the Plan will expire on the date determined by the Board as specified in such notice (provided that the date determined by the Board as specified in such notice shall not increase the term of any option granted under the Plan), which date shall in no event be the earlier of:

(A)	60 days following the date of such notice; and
(B)	in the case of the Company having entered into an agreement providing for a Sale or an Arrangement, one business day prior to the date on which the Sale or Arrangement provided for in such agreement is completed, or, in the case of a Take-over Bid having been made, one business day prior to the date on which there shall have been taken up by the offeror thereunder at least 90% of the total number of the issued and outstanding shares of each class of shares in the capital of the Company in respect of which such Take-over Bid is being made and, for this purpose, all shares of each class of shares in the capital of the Company in respect of which such Take-over Bid is made which are owned by the offeror at the expiry of such Take-over Bid shall be deemed to have been taken up pursuant to such Take-over Bid.

In the event that such a notice is given by the Company (the “Company Notice”), each Optionee shall have the right, on such terms and conditions as may be prescribed in such notice, to elect to exercise up to the time that such Optionee’s option expires, after giving effect to such notice, all options then held by such Optionee under the Plan in respect of up to all of the Shares which could have been purchased by such Optionee on a full exercise of all such options. Notwithstanding the foregoing:

(1)	if such Optionee so elects to exercise such Optionee’s option;

(2)	if such Optionee has not elected to exercise such Optionee’s option and subscribe for Shares in accordance with this subsection; or
(3)	if such Optionee has exercised such Optionee’s option but, following such exercise, such Optionee has not paid for the Shares which such Optionee has elected to subscribe for;

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the Company shall have the right (which right may be exercised by the Company in its sole discretion) to pay to such Optionee on the payment date set out in the Company Notice cash in an amount equal to the result obtained by multiplying the amount, if any, by which the market price per Share on the date of completion of the Sale, Arrangement or Take-over Bid, as the case may be, exceeds the option price, by the number of Shares then remaining unsubscribed for under all options then held by such Optionee under the Plan which could have been purchased by such Optionee on a full exercise of all such options (and, if such payment is made, any exercise made by such Optionee of his or her options shall be deemed to have been not made and be null and void); and, if a Sale, Arrangement or Take-over Bid is completed, the market price for the purposes of calculating the amount of such cash payment to be made by the Company shall be the same as the value of the consideration paid per Share under the Sale, Arrangement or Take-over Bid, as applicable.

In the event that the Board in good faith determines that the Sale, Arrangement or Take-over Bid, as the case may be, will not be completed, the election of the Optionee given hereunder shall be terminated and, in such event, any cash paid by the Optionee to the Company will be returned to the Optionee and the option shall thereafter continue to be exercisable by the Optionee in accordance with its terms.

(j)	Non-Assignability of Option - Each option granted under the Plan shall be non-assignable by the Optionee.
(k)	Exercise of Option - Subject to the provisions of the Plan, an option granted under the Plan shall be exercised from time to time by the Optionee, or in the event of death, by his legal representatives, by giving notice in writing addressed to the Company at its registered and principal office in the City of Toronto, to the attention of the Secretary of the Company, specifying the number of Shares forming the subject matter of such option in respect of which such notice is being given, together with payment in full of the purchase price of the Shares being purchased. Notwithstanding any other provision of the Plan or in any option granted to an Optionee, the Company’s obligation to issue Shares to an Optionee pursuant to the exercise of an option shall be subject to: (i) completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authorities as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares for quotation or listing and posting for trading, as the case may be, on the Toronto Stock Exchange and any other market or exchange as shall then be required or desirable; and (iii) the receipt from the Optionee of such representations, warranties, agreements and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to ensure compliance with applicable securities laws and stock exchange and other regulatory body rules and requirements.
(l)	Accelerated Vesting for Non-Employee Directors in Certain Circumstances - Notwithstanding any vesting condition(s) determined by the Board pursuant to subsection 8(d), the vesting of the options held by an Optionee who is a non-employee director of the Company shall be automatically accelerated, such that they become immediately fully vested and exercisable, in the event that such Optionee does not stand for re-election, resigns as or fails to be re-elected as a director of the Company, in each case, in circumstances where there is no wilful and substantial breach of such Optionee’s fiduciary duties or other legal obligations to the Company, as determined by the Board.
9.	ADJUSTMENTS IN EVENT OF CHANGE IN STRUCTURE OF CAPITAL

Appropriate adjustments in the number of Shares and in the option price per Share, relating to options granted or to be granted, shall be made by the Board in its sole discretion to give effect to adjustments in the number of Shares resulting, subsequent to the date that the Plan became effective, from any subdivisions, consolidations or reclassifications of the Shares, the payment of stock dividends by the Company or other relevant changes in the capital structure of the Company. Any such adjustments shall be subject to the approval thereof, to the extent required, by such stock exchanges on which the Shares are then listed for trading.

10.	AMENDMENT OR DISCONTINUANCE OF PLAN
(a)	Subject to regulatory approval, the approval of any stock exchange on which the Shares are then listed for trading and the limitations set out in subsections 10(b) and 10(c) hereof, the Board may, by resolution, amend, vary or discontinue the Plan, or any agreement or entitlement subject to the Plan, at any time without notice to or approval of the shareholders of the Company, including, without limitation, for the purpose of:

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(i)	changing the class of persons who will be eligible to be granted options pursuant to the Plan (other than as provided for in subsection 10(b) hereof);
(ii)	ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over the Company or the Plan;
(iii)	changes of a “housekeeping”, clerical, technical or stylistic nature, including, without limitation, eliminating any ambiguity, error or defect, supplying any omission or correcting or supplementing any provision contained in the Plan or in any agreement subject to the Plan which may be incorrect or incompatible with any other provision of the Plan or such agreement;
(iv)	changing the method of determining the option price for options granted pursuant to the Plan, provided that the option price shall not in any case be lower than the “market price” of a Share, as that term (or any successor term) is interpreted and applied by the Toronto Stock Exchange;
(v)	changing the following terms governing options under the Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability, other than as provided for in subsection 10(b) hereof; (D) to fairly or properly take into account a Sale, Arrangement or Take-over Bid; (E) adjustments required in the circumstances of one of the events referred to in Section 9 hereof; and (F) the effect of termination (for whatever reason) of the Optionee’s employment or service;
(vi)	determining that any of the provisions of the Plan or any agreement subject to the Plan concerning the effect of termination (for whatever reason) of the Optionee’s employment, service or consulting agreement/arrangement or cessation of the Optionee’s directorship or office, shall not apply for any reason acceptable to the Board;
(vii)	changing the terms and conditions of any financial assistance which may be provided by the Company to the Optionees to facilitate the purchase of Shares, or adding or removing any provisions providing for such financial assistance;
(viii)	adding or amending a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying Shares from the Plan reserved under Section 5 hereof;
(ix)	providing for the granting of non-equity based kinds of awards under the Plan, including, without limitation, stock-appreciation rights;
(x)	adding or amending provisions necessary for options under the Plan to qualify for favourable tax treatment to Optionees and/or the Company under applicable tax laws;
(xi)	changing any terms relating to the administration of the Plan; and
(xii)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the Toronto Stock Exchange and of any other stock exchange or market having authority over the Company or the Plan).
(b)	Subject to regulatory approval, the approval of any stock exchange on which the Shares are then listed for trading and the limitations set out in subsection 10(c) hereof, the Board may, by resolution, amend, vary or discontinue the Plan, or any agreement or entitlement subject to the Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of the Company, in person or by proxy, at a meeting of shareholders:

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(i)	any increase in the maximum number of Shares issuable under the Plan as provided for in Section 5 hereof or any change from a fixed maximum number of Shares issuable under the Plan to a fixed maximum percentage;
(ii)	any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with an adjustment provided for under Section 9 hereof (for this purpose, the cancellation or termination of an option of an Optionee prior to expiry of the option term for the purpose of reissuing an option to the same Optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option);
(iii)	any extension of the option term (which, for greater certainty, shall not include the circumstances provided for in subsection 8(e) hereof in respect of a Blackout Period) or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted;
(iv)	permitting any option granted under the Plan (or any other kind of award which may hereafter form part of the Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes;
(v)	providing for the granting of equity based kinds of awards under the Plan; and
(vi)	any other amendment requiring shareholder approval under applicable law (including, without limitation, under the rules and policies of the Toronto Stock Exchange and of any other stock exchange or market having authority over the Company or the Plan);

provided further that, in the case of any amendment or variance referred to above, Insiders who directly benefit from such amendment or variance will not have the votes attaching to the Shares or other securities of the Company held, directly or indirectly, by them counted in respect of the required approval of the shareholders of the Company.

(c)	Notwithstanding anything herein to the contrary, no amendment, variance or discontinuance of the Plan, or any agreement or entitlement subject to the Plan, may be made, without the prior written consent of the Optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such Optionee under the Plan. Subject to the provisions of this Section 10, the Plan shall remain in effect until all grants of options under the Plan have been terminated pursuant to the provisions of the Plan or satisfied by the issuance of Shares, the payment of cash or otherwise.
11.	MISCELLANEOUS

Nothing contained in the Plan nor in any option granted thereunder shall be deemed to give any Optionee any interest or title in or to any shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any option.

The Plan does not give any Optionee or any employee of the Company or any of its subsidiaries the right, or obligation, to or to continue to serve as a director, officer or full-time employee, as the case may be, of the Company or any of its subsidiaries. The awarding of options to any Eligible Participant is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

No fractional Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if an Optionee would otherwise become entitled to a fractional Share upon the exercise of an option, such Optionee shall only have the right to purchase the next lowest whole number of Shares and no payment or other adjustment shall be made with respect to the fractional interest so disregarded.

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12.	BINDING EFFECT

The Company and every Optionee shall be bound by the terms and conditions of the Plan.

13.	COMPLIANCE WITH APPLICABLE LAW

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.